Exhibit 99.2

canopy growth corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months and year ENDED march 31, 2019

june 21, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2019

This Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2019 is provided as of June 21, 2019. Unless the context indicates or requires otherwise, the terms “Canopy Growth”, “the Company”, “we”, “us” and “our” means Canopy Growth Corporation and its controlled entities. Canopy Growth is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. Common shares of Canopy Growth trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED” and on the New York Stock Exchange (“NYSE”) under the symbol “CGC”.

This MD&A was prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from United States disclosure requirements. This MD&A provides information as at, and for the three months and year ended March 31, 2019 and up to and including June 21, 2019.

This MD&A should be read in conjunction with Canopy Growth’s audited consolidated financial statements for the year ended March 31, 2019. The audited annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include the accounts of Canopy Growth and its subsidiaries and its interests in affiliated companies. All intercompany balances and transactions have been eliminated on consolidation. The audited annual consolidated financial statements and this MD&A have been reviewed by Canopy Growth’s Audit Committee and were approved by Canopy Growth’s Board of Directors on June 21, 2019.

Financial information contained herein is expressed in thousands of Canadian dollars, except share and per share amounts, or as otherwise stated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-IFRS measures. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

Additional information filed by us with the Canadian Securities Administrators, including the audited annual consolidated financial statements, interim reports, annual reports and annual information forms have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available at www.sedar.com, on the Securities and Exchange Commission website (www.sec.gov/edgar) and also on our website at www.canopygrowth.com.

This MD&A provides additional information on our performance in the last fiscal year, and our financial condition and future prospects. It is organized as follows:

•	Part 1 - Business Overview

•	Part 2 – Strategy

•	Part 3 - Results of Operations

•	Part 4 - Financial Liquidity and Capital Resources

•	Part 5 - Critical Accounting Estimates and Judgments

•	Part 6 – Disclosure Controls and Procedures, and Internal Controls over Financial Reporting

•	Part 7 – Risks and Uncertainties

Canopy Growth does not engage in any United States “marijuana-related activities” as defined in Canadian Securities Administrators Staff Notice 51-352 (as revised). While the Company has several partnerships with United States-based companies that may themselves participate in the United States cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any unlawful United States activities respecting cannabis.  Where a non-controlled affiliate has expressed an intent to enter the United States cannabis market, we have taken steps to insulate the Company from all economic and voting interests until such time that United States federal permissibility changes in favour of cannabis related activities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” within the meaning of section 27A of the United States Securities Act of 1933, section 21E of the United States Securities Exchange Act of 1934, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission (“SEC”) all as  may be amended from time to time, and “forward looking information” within the meaning of Canadian securities legislation, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	the legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Company’s subsidiaries and other business interests;
•	the number of users of cannabis or the size of the legal cannabis market in Canada and internationally;
•	the number of users of hemp or the size of the legal hemp market in Canada and internationally;
•

the potential time frame for the implementation of legislation to legalize and regulate medical or recreational cannabis or hemp (and the consumer products derived from each of the foregoing) in Canada and internationally, and the potential form the legislation and regulations will take, including the method of delivery and framework adopted or to be adopted by Canada and various international jurisdictions;

•	the ability to enter and participate in international market opportunities;
•	the Company’s future financial and operating performance;
•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	the success of the entities the Company acquires and the Company’s collaborations;
•	the market for the Company’s current and proposed offering, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s offering and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	the implementation of the plan of arrangement with Acreage, including the eventual closing of such acquisition;
•	future expenditures, strategic investments and capital activities;
•	statements about expected use of proceeds from fund raising activities;
•	the competitive landscape in which the Company operates and the Company’s market expertise;
•	the Company’s ability to achieve profitability; and
•	the Company’s ability to secure further equity or debt financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made considering its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the factors included under the heading “Risk and Uncertainties” and other factors and uncertainties disclosed from time-to-time in the Company’s filings with the Canadian Securities Administrators or with the Securities Exchange Commission, including the Company’s annual information form for the year ended March 31, 2019. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

PART 1 – BUSINESS OVERVIEW

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried flower, oil and softgel capsule forms. We have operations in 15 countries across 5 continents and with the completion of expansion projects currently underway, by early 2020 we expect to have approximately 5.6 million square feet of licensed capacity in operation in Canada, including indoor and greenhouse cultivation, post-harvest processing, oil extraction, advanced manufacturing and bottling capability. In Denmark we now have approximately 300,000 square feet of licensed greenhouse cultivation and post-processing capability. We also hold a licence allowing us to cultivate approximately 326 hectares (approximately 35.1 million square feet) of growing and post-harvest processing space in Colombia and Lesotho, and expansion projects are currently underway to build out our global infrastructure footprint.

In anticipation of the full federal legalization of recreational cannabis in Canada on October 17, 2018, we entered into supply agreements with 10 Canadian provinces and territories and opened branded Tweed and Tokyo Smoke retail stores, where permitted, to create brand awareness and demand. In doing so, we established a leadership position at the onset of the Canadian recreational cannabis market. Our investments in research and development, with a focus on value-added, high-margin cannabis and hemp-based consumer products, position us well for the opening of the market in Canada for recreational products such as higher-concentrated oils, beverages and edibles, which, based on regulations released June 13, 2019, we expect to be available for sale in December 2019.

Our global Spectrum Therapeutics medical division encompasses all of our ongoing commercial, medical and clinical cannabis research operations. Spectrum Therapeutics is a global leader in medical cannabis with approximately 73,600 patients in Canada and an established footprint in 14 other countries, and we continue to build a robust portfolio of intellectual property, and pre-clinical and clinical evidence to support cannabinoid-based medicines that deliver therapeutic value in areas of unmet medical needs. In May 2019, we acquired C3 Cannabinoid Compound Company (“C3”), Europe’s largest cannabinoid-based pharmaceuticals company, which is based in Germany (see “Events Subsequent to Year-End”). C3 is in the process of being integrated into Canopy Growth’s Spectrum Therapeutics medical division. We believe we have the opportunity to leverage the business model we developed in Canada over the past 5 years that has resulted in such significant growth – including our investments in cannabis production capability and distribution, regulatory expertise, and physician, pharmacist and patient education – to establish ourselves as the first-mover and market leader in countries which have legalized or are exploring the legalization of medical cannabis.

In November 2018, we closed the $5 billion strategic investment from global beverage leader Constellation Brands Inc. (“Constellation”). In addition to Constellation providing us with their expertise in the areas of operations, product distribution and marketing, the funds will allow us to accelerate our global growth strategy by expanding into new countries and markets; entering the United States when federally permissible to do so, including investing in the recently-legalized hemp market; investing in intellectual property development; and completing strategic acquisitions to continue establishing long-term competitive advantages.

Canadian Regulatory Framework and Business Transition

On October 17, 2018, the Cannabis Act went into effect which regulates both the medical and recreational cannabis markets in Canada, and which gives responsibility for regulating the distribution and retailing of recreational cannabis to the provinces and territories. In the period leading up to this, we began transitioning our Canadian business model from business-to-consumer (“B2C”) in the context of the existing medical cannabis market to a largely business-to-business (“B2B”) wholesale model with sales to provincial and territorial agencies under supply agreements. Under this B2B model large quantities of cannabis are ordered by the agencies for distribution to physical and online retail stores, and sales of our products are impacted by many factors that are beyond our control including the profile of products (type/strain) being purchased, the size and frequency of wholesale orders received, the effectiveness of the inventory and distribution management systems operated by provincial and territorial agencies, the size of physical retail networks and the quality of the shopping experience delivered by the online and physical retail stores.

We also believe it will take some time for the Canadian licensed producers and provincial and territorial agencies to develop an understanding of the demand profile for recreational cannabis products, including the type/strain and quantity of products. Evidence of these early challenges was observable after the launch of recreational cannabis and we believe these challenges throughout the sector supply chain will continue in the months to come before stabilizing. Preliminary data has allowed us to glean preference for preferred package size and potency profiles. The Company has made supply chain adjustments to address early trends and will continue to do so as further trends emerge.

Subsequent to legalization we continued our B2C online medical sales and introduced physical retail stores, where permitted, in the recreational market.

PART 2 – STRATEGY

Our strategy is to position Canopy Growth as the dominant, global leader in cannabis- and hemp-based products and to establish long-term competitive advantages in order to generate industry-leading growth and shareholder returns. To achieve this, we are investing in:

•

Global Expansion – Accelerating our global expansion and increasing our total addressable market by pursuing strategic business opportunities in countries where it is federally legal and/or permissible to do so, including (1) acquiring ownership of cannabis growing and cultivation capacity, value-added cannabis- and hemp-based production capability, and sales operations; and (2) the export of cannabis and cannabis-based medicines to countries outside of Canada. We believe we have an opportunity to leverage and deploy the business model which we have developed in Canada, and which has been highly successful in both the Canadian medical and recreational cannabis markets, in order to establish ourselves as the early leader in countries where forms of cannabis are already legal and permissible or where governments are actively moving towards legalization;

•

United States Market Development – Executing on our United States market strategy by (1) immediately entering the United States hemp and cannabidiol (“CBD”) market subsequent to the passage of the United States Farm Bill on December 20, 2018, including conducting research and development into hemp cultivation and investing in hemp processing and production facilities; and (2) entering into an agreement that grants us the right to acquire Acreage Holdings, Inc. (“Acreage”), with the requirement to do so at such time as cannabis production and sale becomes federally-permissible in the United States. Acreage is a leading United States multi-state operator, and the acquisition will to accelerate our pathway into cannabis markets in the United States once federally-permissible (see “Events Subsequent to Year-End”, below);

•

Innovation and Product Development – Conducting research and development and acquiring businesses focused on developing intellectual property related to (1) new product innovation, including value-added, high-margin cannabis and hemp-based consumer products such as beverages that span multiple categories and occasions, including recreational and athletic drinks; pain and anxiety relief therapies; sleep aids; other health and wellness products; animal health products; and advanced consumer products such as vaporizers and other cannabis-delivery devices. We believe this will increase our total addressable market and position our products as premium offerings; and (2) innovation focused on optimizing our cannabis growing and manufacturing capability, including developing higher-yielding plant genetics and continuing to enhance our extraction capability with specialized equipment;

•

Our Brands – Strengthening and differentiating our brand portfolio, which starts with driving awareness and consideration against distinct needs, occasions, price points and age cohorts. This, together with our commitment to drive innovation that expands the market and usage occasions through innovative new formats, invites new consumers and converts more occasions from the illicit market; and

•

Production Capability and Capacity – Expanding our production and extraction capability in order to establish commercial scale to serve the Canadian recreational and medical markets and continuing to develop intellectual property in the areas of device and delivery technologies, large-scale cannabis processing, production and packaging, and bottling capability, and cannabis plant genetics. The expertise we have gained in developing our production capability in Canada will be leveraged as we build-out our global large-scale commercial operations to serve all of our markets.

Global Expansion

Canada has designed and implemented successful regulatory models for both medical and recreational cannabis. Canopy Growth has established itself as the leader in both markets in Canada by successfully executing on our business model which consists of developing intellectual property, industry knowledge and expertise, and production capability. Accordingly, we believe that a significant opportunity exists today to leverage and deploy our Canadian “playbook” and our financial strength to federally legal and/or permissible cannabis markets around the world.

In recent years, the actions of governments around the world have signaled a significant change in attitudes towards cannabis, and federal governments in over 40 countries have formally legalized medicinal cannabis access or have established government efforts to explore the legalization of medicinal cannabis access. Therefore, future opportunities are likely to exist for Canopy Growth in jurisdictions where governments are actively moving towards a legal framework.

To date, Canopy Growth has secured the necessary regulatory approvals to export cannabis or cannabis materials (such as clones) to Australia, Brazil, Chile, Czech Republic, Denmark, Germany, Jamaica, Lesotho, Poland, Spain, South Africa, the United Kingdom, and the United States. Further, we believe that an opportunity will continue to exist for some time to export medical cannabis to countries that require a secure supply of medicinal cannabis but have yet to develop domestic production capabilities. Over time many countries will move to establish domestic production capabilities, in part due to the economic development opportunities that this represents and in these instances Canopy Growth will explore domestic production capabilities.

To date, we have announced subsidiaries, partnerships or business activities in several countries as described below.

Figure 1: International subsidiaries, partnerships or business activities

Europe

Throughout 2019, we have continued to establish ourselves as the market and thought leader in the European cannabis space. Our acquisition of Germany’s C3 represents market leadership and access to a larger network of pharmacies and physicians. The acquisition of Storz & Bickel GmbH & Co., KG (“Storz & Bickel”) bolsters our technological leadership and, coupled with the medical and research and development teams, places Canopy Growth at the forefront of the European market. Our cultivation licence in Denmark and the acquisition of Cafina in Spain will create a Euro-centric supply chain with the ultimate goal of increasing access for patients across Europe, offering a greater range of products, and allowing for an early-mover advantage as new countries open their doors to medical cannabis.

Germany – Spectrum Therapeutics operates as a pharmaceutical distributor with the necessary approvals in Canada and Germany to export/import medical cannabis for sale to German patients. In May 2019 we acquired Germany’s C3, Europe’s largest cannabinoid-based pharmaceuticals company. C3 is a leading manufacturer and distributor of dronabinol, a registered active pharmaceutical ingredient in Germany, Austria, Switzerland and Denmark. Refer to “Events Subsequent to Year-End” for further details. Adding dronabinol to Canopy Growth’s cannabinoid portfolio in

Europe will allow Spectrum Therapeutics to present an expanded, medically-validated suite of cannabinoid therapies to the benefit of healthcare professionals and patients.

Additionally, we acquired Storz & Bickel and its related intellectual property in December 2018. Storz & Bickel is widely recognized as the global leader for the design and manufacture of medically-approved vaporizers.

Denmark – Subsequent to our acquisition of Spectrum Denmark in fiscal 2018, we retrofitted a building in Odense, Denmark which now includes approximately 300,000 square feet of licensed greenhouse cultivation and post-harvest processing capability. We expect the cannabis production from the Danish greenhouse to begin serving European markets in the second half of 2019, once we obtain the necessary regulatory approvals.

Poland – In the fourth quarter of fiscal 2019, after completing a rigorous regulatory approval process, we completed our first import of medical cannabis into Poland. According to the Polish Pharmaceutical Chamber, which represents about 15,000 pharmacies in Poland, it is estimated that up to 300,000 patients could qualify for medical cannabis treatment and as the only producer that imports product in this country, we expect that our first-mover advantage will allow us to maintain dominant market share.

Spain – In fiscal 2018, we entered into a supply licence agreement with Spain’s Alcaliber S.A. (“Alcaliber”) pursuant to which we will grant Alcaliber a licence to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide. In the fourth quarter of fiscal 2018, we completed a transfer of 1,500 cannabis clones to Alcaliber, and in the first quarter of fiscal 2019 Alcaliber shipped the first group of clones to Denmark. Further, in late March we completed the all-cash acquisition of Spain-based licensed cannabis producer Cáñamo y Fibras Naturales, S.L. (“Cafina”), one of three companies in Spain authorized to cultivate, distribute and export cannabis containing more than 0.2% of THC for medicinal and research purposes. Cafina is also licensed to cultivate hemp. This acquisition allows us to expand our European production footprint and improve our long-term positioning to address demand across Europe for medical cannabis and CBD products.

United Kingdom – In the fourth quarter of fiscal 2019, we began operating in the United Kingdom with a focus on providing patients with reliable access to cannabis-based medicinal products. We expect to complete our first fulfillment in the second quarter of fiscal 2020. Our focus in the United Kingdom so far has been in educating pharmacists and patients. Further, as described below under “Events Subsequent to Year-End”, in May 2019 we acquired London, England-based This Works, a global leader in natural skincare and sleep solutions with a customer base spanning 35 countries.

Czech Republic – In the first quarter of fiscal 2019, we acquired Annabis Medical s.r.o. (“Annabis”), the leader in the Czech Republic’s medical cannabis industry. We currently import and distribute cannabis products pursuant to federal Czech licences, with products sold through pharmacy channels across the Czech Republic.

Latin America and the Caribbean

Our Latin America and Caribbean business will focus on advancing medical cannabis through the region, home to more than 650 million people. As individual nations modernize their medical cannabis legislation, we will coordinate all regional activities through our in-market operations in Brazil, Colombia, Chile, Peru, and Jamaica. We will advance our Spectrum Therapeutics brand in this region through the education of physicians and pharmacists.

Brazil – Core activities in Brazil, Latin America’s most populous country, include supporting regional clinical trials, delivering product sales to patients through the compassionate patient stream, and educating and training for physicians. In the fourth quarter of fiscal 2019, we completed a compassionate sale of Spectrum Therapeutics product, therefore validating the potential of serving Brazilian patients through this model.

Colombia – Colombia is a regional production and processing hub where we own a well-positioned farm suitable for growing through its steady supply of fresh water from a natural lagoon and favourable electricity rates. In the second quarter of fiscal 2019, this farm became fully licensed for 126 hectares (13.6 million square feet) of production capacity, and our first commercial harvest is expected in early 2020. Our expectation is that once this farm is operational, it will be able to supply all of Latin America during the initial years of legislative roll-out. Further, we entered into a multi-year agreement with Procaps S.A.S. (“Procaps”), a global company that develops, manufactures and markets over-the-counter medications and nutritional supplements for a number of international pharmaceutical companies. Procaps exports to more than 50 international markets, including the United States. Canopy Growth will leverage Procaps’ industry-leading formulation and encapsulation capacity, which is especially critical in Latin American markets where there is a regulatory preference for oil-based products, such as softgels.

Chile – In the third quarter of fiscal 2019, we secured all required Chilean permits to import Spectrum Therapeutics product for the advancement of our ongoing clinical trial in Chile. Leveraging the uniquely advantageous climate for clinical trials in the country, Chile will serve as the research and development hub for Latin America, fully aligned with our global strategy for developing registered medical cannabis products for commercialization.

Peru – In the first quarter of fiscal 2019, we launched our operations in Peru and will actively pursue the soon-to-open Peruvian medical and CBD markets by leveraging our global expertise in patient and physician education, as well as in medical cannabis production. We have secured an exclusive distribution agreement with Peru’s largest pharmaceutical distributors, thus creating access to approximately 80% of pharmaceutical shelves in the country.

Jamaica – We own 49% of Tweed JA, a Jamaican company that recently received its cultivation licence after completing construction of the greenhouse.

Asia/Pacific

Australia – In the first quarter of fiscal 2019, Canopy Growth and the Victoria State Government announced the launch of our Australian operations. The first shipment of medical cannabis oil was received in Australia in April 2019, and Spectrum Therapeutics began selling to medical cannabis patients in May 2019. The Victoria-based greenhouse and processing facility is currently under construction and, when completed, will enable domestic cultivation and production of high-quality medical cannabis for patients while serving as a planned distribution hub for other jurisdictions in Asia/Pacific. Spectrum Therapeutics will continue supporting Australian patients through imports until the facility is operational. The Victoria-based facility will also operate as our Asia/Pacific Research and Development Center, supporting the ongoing research collaboration between Canopy Growth and Agriculture Victoria on furthering innovations in medical cannabis.

Africa

Lesotho – In the first quarter of fiscal 2019, we completed the acquisition of DaddyCann Lesotho PTY Ltd. (“DCL”), which is based in the Kingdom of Lesotho and holds a licence to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin. We have commenced cultivation operations at our facility in Lesotho, which covers approximately 48,400 square feet and includes a propagation room, vegetation greenhouse, and an outdoor growing area. We have also recently been granted a medical hemp production license for 200 hectares (21.5 million square feet), of outdoor grow space, with our first commercial hemp harvest expected in the first quarter of fiscal 2021.

United States Market Development

Conducting Business in the United States

Canopy Growth will only conduct business activities related to growing or processing cannabis in jurisdictions where it is federally permissible to do so. As cannabis is currently federally illegal in the United States, we do not engage in any United States cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (as revised).

While we have several partnerships with United States-based companies that may themselves participate in the United States cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any United States activities respecting cannabis. Further, we have developed specific plans related to establishing business operations in the United States in the event cannabis becomes federally legal and permissible which are discussed below.

Passage of the Farm Bill, Potential Future Permissibility of Cannabis in the United States and Our Related Investments

On December 20, 2018, the Agricultural and Nutrition Act, H.R. 2 (the “Farm Bill”), which included the language of the Hemp Farming Act of 2018, legalized the cultivation of hemp to produce CBD and other cannabinoids, except for tetrahydrocannabinol (“THC”). Further, management believes The Strengthening the Tenth Amendment Through Entrusting States Act, if passed in its current form, would make cannabis federally permissible (not illegal) in U.S. states where cannabis is legal.

Leading up to and following passage of the Farm Bill, we have positioned ourselves to seize this potentially large opportunity. In October 2018, we completed a legal transfer of cannabis products to a research partner in the United States which, to our knowledge, was the first export of legal cannabis products from Canada to the United States pursuant to an import permit issued by the federal United States Drug Enforcement Administration (“DEA”). The shipment was completed for the sole purpose of supporting medical research and development. To date, four such shipments have been made under DEA approval.

In November 2018, we acquired the assets of ebbu, Inc. (“ebbu”), a Colorado-based hemp research leader with over 40 cannabis-related patent applications representing over 1,500 inventions. Intellectual property and research and development advancements achieved by ebbu’s team apply directly to our hemp and THC-rich cannabis genetic breeding program and our cannabis-infused beverage capabilities. In addition, ebbu’s intellectual property portfolio will contribute to the clinical formulations program being executed by Spectrum Therapeutics (see below).

In January 2019, we were granted a hemp processing and production licence by New York State and committed to investing in New York in order to establish a Hemp Industrial Park. We intend to invest between $100 million USD and $150 million USD in our New York operations, which we expect to be capable of producing tons of hemp extract on an annual basis. In April 2019, we secured a 308,000 square foot facility on a 48-acre property in Kirkwood, New York with renovation expected to commence in the summer of 2019. We plan to build the infrastructure necessary to support hemp-derived cannabinoid extraction and related manufacturing on this property, while providing an opportunity for participation by other businesses in the hemp industry.

In April 2019, we entered into an agreement with Acreage, a leading United States multi-state operator, pursuant to which Canopy Growth has the right, and the requirement, to acquire 100% of the shares of Acreage when the production and sale of cannabis becomes federally-permissible in the United States (see “Events Subsequent to Year-End”).

With respect to two other affiliates - TerrAscend Corp. and Slang Worldwide Inc. - which have interests in pursuing cannabis-related business in the United States, we took steps to structure our ownership stake interest in these affiliates to insulate Canopy Growth from engaging in any unlawful United States cannabis-related activities. We will have no voting rights nor economic interests in these affiliates until cannabis becomes federally permissible in the United States. Ownership in these affiliates is being held in warrants or exchangeable shares that are exercisable in circumstances related to cannabis becoming federally legal and permissible in the United States.

We monitor our non-controlled affiliates for compliance with United States cannabis laws, and would make similar arrangements, if necessary, to ensure our ongoing compliance with United States federal laws.

We have also entered into strategic partnerships in order to build our brand awareness around hemp and CBD-based products, including engaging Martha Stewart in an advisory role to assist with developing and positioning a new line of CBD-based product offerings across multiple categories such as pet health.

See “Risk and Uncertainties”, including those risks under the headings “Stock Exchange Restrictions”, “Cannabis is a Controlled Substance in the United States”, “2018 Farm Bill Risks”, “Entry Bans into the United States”, “Banking Risks” and “Enforceability of Contracts”.

Innovation and Product Development

Our intellectual property portfolio has increased to 90 issued patents and over 230 patent applications, as of June 21, 2019, with more applications under development. Our patents cover cannabis-based beverage production and medical treatments, device and delivery technologies, large-scale cannabis processing and plant genetics. We believe a significant potential future opportunity exists to improve our profit margins by vertically integrating up the value chain towards products that treat cannabis and cannabinoids as ingredients, a view which applies to both the medical and regulated recreational cannabis/cannabinoid markets. Therefore, we are investing in conducting research and development and acquiring businesses focused on developing intellectual property related to new product innovation, including the development of cannabis-based consumer recreational products and cannabis-based medical therapies, CBD products, device and delivery technology, and optimizing our cannabis growing and extraction technology.

Product Innovation

Consumer Recreational Products

We expect the value-added, cannabis-based consumer recreational products, which will be available to ship later in fiscal 2020, to include higher concentrated vaping oils (along with related device hardware), edibles and beverages. In preparation for this launch, we are investing in new product development through research and development, intellectual property licensing, the acquisition of new technologies, and investing in and constructing extraction, edible and beverage production facilities.

We believe cannabis-based beverages can be tailored to meet specific outcomes across a variety of consumption occasions, while avoiding such things as weight gain, “hangover” effects, and interactions with traditional pharmaceutical medications. Given this, cannabis-based beverages could serve as a disruptive alternative to traditional alcohol beverages. We have invested in researching and developing technologies, processes and applications in the creation of clear, shelf-stable cannabis-based beverages that offer a social experience that is superior to that of traditional sugar-based alcoholic beverages, specifically with a rapid on-set and shorter duration.

Medical Therapies – Spectrum Therapeutics

Under the Spectrum Therapeutics brand, we have established a medical division which will act as a cannabis research incubator focusing on developing and researching clinically-ready cannabis drug formulations and dose delivery systems. This division will act as our pre-clinical and clinical research arm, which includes elements of product design and ingredient selection, formulation, safety and efficacy testing for a range of products which we anticipate developing as the regulatory framework and market evolve. We are also testing and developing cannabis-derived products for applications in veterinary medicine, such as treating anxiety in animals.

To date, we have filed 38 United States provisional patent applications (which are included in the 230 total patent applications described above), across a range of cannabis and CBD uses, compositions, formulations, indications, methods of delivery, and dosing regimens.

In June 2018, we received a letter of No Objection from Health Canada to proceed with clinical trials in humans to evaluate the use of medical cannabis in the treatment of insomnia. The trial is being conducted in collaboration with a leading Canadian research institution.

In October 2018, Spectrum Therapeutics, partnered with the Ontario Long Term Care Association through an unrestricted educational grant to pursue the development and implementation of a long-term care medical cannabis pilot study and care pathway for utilization in Ontario long-term care homes. The study aims to measure how medical cannabis use can potentially displace other, less-desirable therapeutics for pain and cognitive functions.

CBD Products

We have taken steps to diversify our cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 0.3% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. We believe that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen our consumer facing brands in the future.

We believe that we are positioned as a leader in low-cost, high-yield CBD production. We have expertise in large-scale cannabinoid extraction processes with our unique whole-plant hemp harvesting knowledge, and we continue investing in extraction capability to support our innovation in the value-added, consumer recreational products market. In fiscal 2019 we established a relationship with KeyLeaf Life Sciences (“KeyLeaf” – formerly referred to as POS Holdings Inc., or “POS”), a bio-processing facility in Saskatchewan, and added a library of CBD-rich hemp genetics through the acquisition of Green Hemp Industries Ltd. in fiscal 2018. Further, we have begun integrating ebbu’s intellectual property into our genetics breeding program, with the potential to reduce the cost of CBD production.

The deployment of our hemp and CBD product strategy includes our entry into the United States hemp market, which was discussed above.

Devices and Delivery Technology

We are focused on expanding our product development, manufacturing capacity and sales capability in the cannabis consumer products market. Our research and development group has been actively developing safety-approved smart vaporizer devices for use with cannabis concentrates. These devices, with Canopy Growth-owned intellectual property, are Bluetooth-enabled and communicate with a proprietary app to give users much more payload transparency while enabling safe and responsible usage. In addition, we acquired Storz & Bickel in December 2018 and entered the market for the manufacturing and sale of medical cannabis delivery devices. Storz & Bickel has developed an automated factory that is certified internationally for the production of medical devices, and exports medically-approved vaporizers and other similar devices to 50 markets around the world. We plan to build out the capacity of Storz & Bickel’s manufacturing facilities to support its continued growth through new product development and market expansion, while at the same time continuing to integrate the product development expertise and capability of the Storz & Bickel research and development and engineering teams with that of Canopy Growth.

Our Brands

Our diverse platform of brands “under the Canopy” allows us to effectively deploy the following brands that are targeted towards specific customer demographics, use occasions and product form factors.

Core Brands

Tweed – Tweed’s high-quality, highly-curated cannabis products, places and spaces are tailored to help people reconnect with one another. Our authentic local presence and desire for shared prosperity help us to be a good neighbor to those communities that invite us in. We welcome all of those who believe in leaving things better than they found it.

Tokyo Smoke – Tokyo Smoke is an award-winning cannabis brand delivering immersive, innovative experiences to consumers through cannabis products, accessories, and best-in-class retail stores. From our thoughtfully-crafted intent-based classification system to our iconic red lantern logo, Tokyo Smoke pushes creative boundaries, unlocking new ways to explore cannabis.

Van der Pop – With a focus on education, empowerment and community building, Van der Pop is Canopy Growth’s female-focused cannabis brand. Van der Pop provides products and platforms for women to explore using cannabinoids for self-care in a way that is nuanced and respects stigma-free living.

Spectrum Therapeutics – International medical brand and will serve as our physician and patient-facing identity across all federally-permissible jurisdictions where Canopy Growth operates. “Spectrum” in the name refers to the trademarked colour-coded cannabis strain classification system.

DOJA – DOJA is based in British Columbia's Okanagan Valley, where DOJA grows premium, hand-crafted flower. DOJA represents celebrating the freedom from convention and a respect for the West Coast community and land from which it came from.

TWD – TWD is the core essentials line of safe and affordable cannabis products from Tweed.

This Works – Founded in 2004, and acquired by the Company in May 2019, London, England-based This Works offers a range of high-quality natural skincare and sleep solution products that have rewarded the company with a loyal following of customers spanning 35 countries. Through their unique approach of formulating solutions that work in harmony with the 24-hour body clock, This Works has evolved its product lines beyond a traditional viewpoint to a more complete regiment that maximizes skin – and overall wellness – at every phase of the day, starting with good night’s sleep.

Affiliated Brands

Houseplant – An elevated Canadian cannabis company founded by Seth Rogen and Evan Goldberg and launched in 2019. Houseplant is rooted in commitment, authenticity and education. Their love affair with cannabis has spanned a lifetime, and they believe it should be treated with the reverence it deserves. Each element of their suite of products, and every part of their identity has been thoughtfully designed and considered.

DNA Genetics – DNA Genetics have won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. They are, simply put, global breeding and growing legends. Working with DNA, Canopy Growth breeds new strains for customers that simply aren’t available anywhere else in the world, bringing the best of existing DNA Genetics to Canopy Growth customers, bred and grown to the DNA standards the world expects.

LBS – LBS is the premier cannabis brand by entertainment icon Snoop Dogg available in the United States and licensed by Canopy Growth in Canada. LBS embodies the “California Vibe”.

Green House Brands – Through Canopy Growth, Green House Brands will bring an awarded and recognized cannabis brand to the Canadian market in the second half of calendar 2019. Established in 1985, the Green House Brands portfolio includes Green House Seed Co. and Strain Hunters, both of which market exclusive cannabis strains.

Organa Brands – Organa Brands is home to some of the world's largest consumer cannabis brands, including O.penVAPE, Bakked, Magic Buzz and District Edibles. Organa Brands will launch in the Canadian recreational market, through Canopy Growth, in the second half of calendar 2019.

Technology Brands

Storz & Bickel – Based in Tuttlingen, Germany, Storz & Bickel are designers and manufacturers of medically approved vaporizers, most notably the Volcano Medic and the Mighty Medic. Exported to 50 markets around the world and with a 23-year track record of breakthrough innovations, Storz & Bickel is widely recognized as the global leader in vaporizer design and manufacturing.

Retail Strategy and Brands

We finalized the acquisition of Hiku Brands Company Ltd. (“Hiku”) during the second quarter of fiscal 2019, adding the Tokyo Smoke retail network to our network of Tweed stores. We are pursuing a cannabis retail presence in provinces, where permitted, to capture retail gross margin, capture higher market share, educate consumers, build brand recognition, and establish direct connections with customers. Offering two distinct customer experiences will allow us to appeal to various consumer demographics without saturating any single segment.

As of June 21, 2019, we have 23 cannabis retail stores operating under the Tweed or Tokyo Smoke banner, of which 19 are corporate-owned stores and the balance are operated by partners. Tokyo Smoke operates 4 corporate-owned retail cannabis stores and an e-commerce platform in Manitoba. Tweed retail has 15 corporate-owned locations selling cannabis across Newfoundland & Labrador, Manitoba and Saskatchewan and has a branded e-commerce presence in Manitoba, Saskatchewan and Nunavut.

Further, we have received licences, rights to licences or permits to apply for licences to operate cannabis retail stores in 4 provinces:

–	Newfoundland & Labrador - licences for up to 7 stores;
–	Manitoba - licences for up to 15 stores;
–	Saskatchewan - licences for up to 6 stores; and
–	Alberta – development permits for over 20 store locations.

In Ontario, we have entered into multi-year licensing agreements to enable our partners to open one Tokyo Smoke-branded and one Tweed-branded cannabis store. We are continuing to  explore additional opportunities to expand the Tokyo Smoke and Tweed retail banners across the province. We are also pursuing cannabis retail licences in British Columbia and the Yukon through the provincial retail licensing processes.

Positioning of Canopy Growth’s Brands in the United States

Upon completion of the Acreage transaction, as described under “Events Subsequent to Year-End” below, Canopy Growth and Acreage will execute a licensing agreement granting Acreage access to Canopy Growth’s diversified portfolio of brands, including Tweed, Spectrum Therapeutics, DNA Genetics, CraftGrow, Tokyo Smoke and Houseplant, across the United States. These licences, along with select retail locations under the Tweed and Tokyo Smoke brands, will build our brand awareness in the United States. See “United States Market Development – Conducting Business in the United States” above.

Production Capability and Capacity

Domestic Cannabis Production – Owned and Partner Facilities

Through our wholly-owned subsidiaries and partnerships, we operate numerous state-of-the-art production facilities with approximately 4.8 million square feet of licensed indoor and greenhouse cultivation and post-harvest processing capacity. With the completion of expansion projects currently underway, including the construction of indoor production capacity in St. John’s, Newfoundland and Labrador and Edmonton, Alberta and a bottling and canning facility in Smiths Falls, by early 2020 we expect to have approximately 5.6 million square feet of licensed capacity in operation in Canada.

Domestic Cannabis Production – Partner Capacity Offtake

We have established several programs designed to help partners, including licence applicants and licensed producers, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to our customers.

Tweed’s curated CraftGrow line - Created to introduce high quality cannabis grown by a diverse set of producers to our customers. CraftGrow partners all have different growing styles and approaches to cannabis. Cannabis grown by AB Laboratories Inc. and James E. Wagner Cultivation Ltd. is available on our on-line medical store at www.spectrumcannabis.com.

Agripharm Corporation (“Agripharm”) - 40% owned by Canopy Growth under a collaborative agreement with Green House and Organa Brands. Pursuant to the agreement, we have the right to purchase all the cannabis products produced by Agripharm, subject to the right of Agripharm to sell up to 25% of its products directly in its own physical retail locations.

PharmHouse Inc. (“PharmHouse”) – In May 2019 we signed another offtake agreement with PharmHouse, a 49%-owned joint venture of Canopy Rivers Inc. (“Canopy Rivers”) which has total greenhouse growing capability of 1.3 million square feet. Under the terms of the agreement, PharmHouse has agreed to allocate to Canopy Growth high-quality cannabis flower from an additional 20% of the flowering space available at its Leamington, Ontario facility over the next three years, bringing the total flowering space committed to Canopy Growth to 30%.

Canopy Rivers

Canopy Rivers (TSXV:RIV) works collaboratively with Canopy Growth to identify strategic counterparties seeking financial and/or operating support and affiliation with the Canopy Growth group of companies. The result is an ecosystem of complementary companies operating throughout the cannabis value chain. As the portfolio continues to develop, each constituent benefits from opportunities to collaborate with Canopy Growth and amongst themselves, which we believe results in an ideal environment for innovation, synergy, and value creation for Canopy Rivers, Canopy Growth, and across the entire Canopy Rivers ecosystem.

To date, in collaboration with Canopy Growth, Canopy Rivers has established a diversified portfolio of cannabis industry investments that includes licensed producers, late stage applicants, pharmaceutical formulators, branded developers and distributors, and technology and media platforms. Investments are customized for each counterparty and include a balanced mix of equity, debt, royalty, and profit-sharing agreements.

Events Subsequent to Year-End

April 2019 Events

Spectrum Therapeutics announced a partnership with, and endorsement from, CARP, Canada’s largest and most trusted advocacy association for aging Canadians and its’ print, online, radio and television voice, ZoomerMedia. Spectrum Therapeutics will be offering tailored educational initiatives for over 320,000 CARP members seeking more information on medical cannabis, along with preferred pricing for Spectrum Therapeutics-branded products which have received the “CARP Recommended” seal.

Canopy Growth joined the S&P/TSX 60 Index.

Canopy Growth and Acreage announced that they entered into a definitive arrangement agreement granting Canopy Growth the right to acquire 100% of Acreage’s shares (the “Right”), with the requirement to do so at such time as cannabis production and sale becomes federally-permissible in the United States. Acreage is a leading multi-state operator in United States cannabis, and owns or has managed services agreements in place for cannabis-related licences across 20 states, including 87 dispensaries and 22 cultivation and processing sites. Acreage shareholders will receive an immediate payment of $300 million USD upon completion of the arrangement and, upon Canopy Growth’s exercise of the Right, 0.5818 of a Canopy Growth common shares for each Acreage share, as converted to common. This represented total consideration of approximately $3.4 billion USD at April 16, 2019, based upon the 30-day average price of Canopy Growth’s shares. The value of the consideration to Acreage shareholders may change up until the Right is exercised as the value is based on the fixed exchange ratio. The shareholder approvals were obtained on June 19, 2019, with the approval of the Supreme Court of British Columbia expected to promptly follow.

Canopy Growth and Acreage will operate as independent companies until Canopy Growth exercises its Right, at which time the combined operations will create a leader in United States cannabis. The companies will also execute a licensing agreement granting Acreage access to Canopy Growth’s award-winning line-up of brands such as Tweed and Tokyo Smoke, along with other intellectual property. Also, according to the agreement, Acreage will be able to issue up to 58 million additional shares and 5.2 million shares in respect of potential acquisitions which, if the Right is exercised, will become Canopy Growth shares, and should further accelerate Acreage’s ability to fund organic and accretive rapid expansion. Further information regarding the agreement between Canopy Growth and Acreage is described in Canopy Growth’s Management Information Circular dated May 17, 2019, which was filed on SEDAR.com on May 23, 2019. See “United States Market Development – Conducting Business in the United States” above.

Due to the scope of the proposed transaction with Acreage, Canopy Growth and Constellation have agreed to amend the terms of certain of the warrants held by Constellation that are described in Note 18 of our annual consolidated financial statements. The amendments will be effective on completion of the plan of arrangement. Upon approval of certain modifications to the investor rights agreement with Constellation, as well as the terms of existing warrants held by Constellation, Canopy Growth will record a material, non-cash charge during the first quarter of fiscal 2020. Refer to Note 33 of our annual consolidated financial statements for further details.

May 2019 Events

In May, Canopy Growth acquired Germany’s C3, Europe’s largest cannabinoid-based pharmaceuticals company. C3 is a leading manufacturer and distributor of dronabinol, a registered active pharmaceutical ingredient in Germany, Austria, Switzerland and Denmark. In 2018, C3 supplied approximately 19,500 patients in Germany, a year-over-year increase of 85%, and achieved worldwide sales of €27 million. C3 operates two state-of-the-art manufacturing facilities specializing in natural extraction and synthetic cannabinoid production. These facilities have grown over the past 12 months to meet the growing demand for dronabinol and are scheduled for further expansion this year to accommodate forecasted rapid growth in the business. The acquisition of C3 enhances our European infrastructure, including a robust sales and marketing organization which already serves pharmacies and healthcare practitioners. In addition, C3 holds several patents related to cannabis including extraction technology and the synthetic production process and has several clinical trials underway.

In May, Canopy Growth acquired London, England-based This Works, a global leader in natural skincare and sleep solutions with a customer base spanning 35 countries. This acquisition is a key aspect of our multi-faceted hemp and CBD strategy, including the introduction of new CBD-infused products and brands to the global beauty, wellness and sleep solution space

PART 3 – RESULTS OF OPERATIONS

Fourth Quarter of Fiscal 2019 Operational and Financial Highlights

The following table presents selected operational and financial information for the three months ended March 31, 2019 and 2018:

FOURTH QUARTER FISCAL 2019 HIGHLIGHTS
	Three months ended
	March 31,	March 31,
	2019	2018	$ Change	% Change

Operational information
Kilogram and kilogram equivalents sold[1]	9,326	2,528	6,798	269%
Average selling price per gram - Recreational	$7.28	$-	-	-
Average selling price per gram - Canadian Medical	$8.17	$8.00	$0.17	2%
Average selling price per gram - International medical	$13.91	$13.35	$0.56	4%
Average selling price per gram - Total	$7.49	$8.43	$(0.94)	-11%
Kilograms harvested	14,469	4,811	9,658	201%

(CDN $000's, except share amounts and where otherwise indicated)
Selected financial information
Revenue	$94,050	$22,806	$71,244	312%
Gross margin percentage, before fair value impacts in cost of sales[2]	16%	34%	$-	-18%
Adjusted EBITDA[3]	$(97,737)	$(21,713)	$(76,024)	350%
Net loss	$(323,362)	$(54,361)	$(269,001)	495%
Net loss attributable to Canopy Growth Corporation	$(335,607)	$(61,544)	$(274,063)	445%
Net loss per share - basic and diluted[4]	$(0.98)	$(0.31)	$(0.67)	216%

[1] Kilogram equivalents refers to cannabis oils, where 8 ml is the equivalent of approximately 1 gram of dried cannabis, and softgels, where one bottle is the equivalent of approximately 5 grams of dried cannabis.

[2] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

[3] Adjusted EBITDA, a non-IFRS measure, is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. See "Adjusted EBITDA (Non-IFRS Measure)".

[4] For the three months ended March 31, 2019, the weighted average number of outstanding common shares, basic, totaled 343,877,591 (three months ended March 31, 2018 - 196,571,715)

The total quantity of cannabis sold during the fourth quarter of fiscal 2019 was 9,326 kilograms and kilogram equivalents at an overall average price of $7.49 per gram, up from 2,528 kilograms and kilogram equivalents in the fourth quarter of fiscal 2018 but down from an average price of $8.43 per gram in the fourth quarter of fiscal 2018.

Recreational cannabis accounted for 7,963 kilogram and kilogram equivalents sold in the fourth quarter of fiscal 2019 (85% of total cannabis sold), of which 83% was sold directly to the Canadian provinces and the remainder through our direct retail and on-line consumer channels. Medical cannabis accounted for 1,363 kilogram and kilogram equivalents in the fourth quarter of fiscal 2019 (15% of total cannabis sold), representing a decrease of 46% from the 2,528 kilogram and kilogram equivalents sold in the fourth quarter of fiscal 2018 due largely to repositioning to more medical-focused Spectrum brand offerings and product availability for the on-line store, and to the cross-over effects attributable to the newly-available recreational offerings.

The average selling price per gram, net of excise tax, was $7.49 in the fourth quarter of fiscal 2019, a decrease from $8.43 in the fourth quarter of fiscal 2018 due primarily to the wholesale pricing which we realized when selling to the provincial crown corporations in the recreational market, partially offset by the higher average pricing realized in the retail channel.

We harvested 14,469 kilograms of cannabis in the fourth quarter of fiscal 2019, as compared to 4,811 kilograms in the fourth quarter of fiscal 2018 reflecting the growth of our production capacity over fiscal 2019.

Discussion of the Fourth Quarter 2019 Results of Operations

Revenue

The following table presents revenue for the three months ended March 31, 2019 and 2018:

Revenue by Channel	Three months ended
	March 31,	March 31,
(CDN $000's)	2019	2018	$ Change	% Change
Recreational revenue
Business to business	$57,247	$-	$57,247	-
Business to consumer	11,667	-	11,667	-
	68,914	-	68,914	-
Medical revenue
Canadian	11,561	19,538	(7,977)	-41%
International	1,797	2,340	(543)	-23%
	13,358	21,878	(8,520)	-39%

Other revenue	24,213	928	23,285	2509%
Gross revenue	106,485	22,806	83,679	367%
Excise taxes	12,435	-	12,435	-
Net revenue	$94,050	$22,806	$71,244	312%

Revenue by Form	Three months ended
			Kilograms			Kilograms
			and			and
		As a % of	kilogram		As a % of	kilogram
	March 31,	gross	equivalents	March 31,	gross	equivalents
(CDN $000's)	2019	revenue	sold	2018	revenue	sold
	(CDN $000's)			(CDN $000's)
Recreational revenue by form
Dry bud	$32,399	30%	3,954	$-	-	-
Oil (Includes oils and gelcaps)	36,515	34%	4,009	-	-	-
	68,914	64%	7,963	-	-	-
Medical revenue by form
Dry bud	7,351	7%	847	17,069	75%	2,150
Oil (Includes oils and gelcaps)	6,007	6%	516	4,809	21%	378
	13,358	13%	1,363	21,878	96%	2,528

Other revenue	24,213	23%	-	928	4%
Gross revenue	106,485	100%	9,326	22,806	100%	2,528
Excise taxes	12,435			-
Net revenue	$94,050			$22,806

Net revenue in the fourth quarter of fiscal 2019 was $94,050, as compared to $22,806 in the fourth quarter of fiscal 2018. The year-over-year increase is attributable to the launch of the Canadian recreational cannabis market in October 2018.

Recreational

Recreational revenue in the fourth quarter of fiscal 2019 was $68,914, with the increase from the fourth quarter of fiscal 2018 entirely due to the launch of the Canadian recreational cannabis market in October 2018.

Oils, including our softgel capsules, accounted for 34% of net revenue in the fourth quarter of fiscal 2019.

Medical

Medical cannabis revenue for the fourth quarter of fiscal 2019 was $13,358, as compared to $21,878 in the fourth quarter of fiscal 2018.

Canadian medical revenue in the fourth quarter of fiscal 2019 was $11,561, a decrease of $7,977 from the fourth quarter of fiscal 2018.  The decrease is largely attributable to the transition of our medical customers to our new Spectrum Therapeutics online store shortly before the launch of the recreational market in October 2018. The Spectrum Therapeutics online store carried a more medical-focused range of cannabis products than had been offered on the Tweed online store. Consumers who were loyal to Canopy Growth’s Tweed, LBS, and DNA Genetics products and brands that had been available on the Tweed Main Street online store were able to purchase these products in the recreational market after October 17, 2018, which impacted our medical revenues. As at March 31, 2019, there were approximately 73,600 registered Canadian patients with Spectrum Therapeutics, down from approximately 83,400 patients at December 31, 2018, which reflects the factors noted above. Additionally, revenue was impacted by constraints experienced during the quarter in having our supply of cannabis available for the market. While we continued to invest in our Canadian cultivation facility expansion and optimization program in fiscal 2019 in preparation for the launch of the recreational market in October 2018, this program was not fully complete by the fourth quarter of fiscal 2019 and several of our production facilities were not yet cultivating cannabis or had unutilized capacity. At our greenhouse facilities in Aldergrove and Delta, British Columbia and Mirabel, Quebec, we have the ability to plant in a manner that allows for ongoing harvests, rather than one large harvest; this will allow for the increased utilization of assets for post-harvest processes and provide for a steady supply of product going forward.

International medical revenue in the fourth quarter of fiscal 2019 was $1,797, a decrease of $543 from the fourth quarter of fiscal 2018 which is primarily related to the supply constraints noted above.

Other

Other revenue for the fourth quarter of 2019 was $24,213, as compared to $928 in the fourth quarter of 2018. The year-over-year increase is attributable to sales of Storz & Bickel vaporizer devices, along with revenue from other strategic sources including extraction services and clinic partners.

Net revenue is determined by deducting excise taxes which are included in gross revenue and subsequently remitted to the tax authorities.

Cost of sales and gross margin

The following table presents cost of sales and gross margin the three months ended March 31, 2019 and 2018:

Cost of Sales
	Three months ended
	March 31,	March 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Cost of sales
Inventory production costs expensed to cost of sales	$79,076	$15,140	$63,936	422%
Fair value changes in biological assets included in inventory sold and other charges	23,547	20,025	3,522	18%
Unrealized gain on changes in fair value of biological assets	(77,050)	(17,500)	(59,550)	340%
Total cost of sales	$25,573	$17,665	$7,908	45%

Gross margin before fair value impacts in cost of sales[2]	$14,974	$7,666	$7,308	95%
Gross margin before fair value impacts in cost of sales - %[2]	16%	34%	-	-18%

Gross margin - IFRS	$68,477	$5,141	$63,336	1232%
Gross margin - %	73%	23%	-	50%

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

[2] Gross margin before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales. Gross margin percentage before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

Cost of sales

Cost of sales is comprised of:

-

Inventory production costs expensed to cost of sales, which includes the cost of inventories expensed in the year and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation;

-	Fair value changes in biological assets included in inventory sold and other charges, which includes net realizable value adjustments and net write-offs of biological assets; and

-	Unrealized gain on changes in fair value of biological assets.

Refer to the Company’s annual consolidated financial statements for further information regarding inventory and biological assets.

Inventory production costs expensed to cost of sales for the fourth quarter of fiscal 2019 were $79,076, as compared to $15,140 in the fourth quarter of fiscal 2018. These costs were primarily comprised of the costs of the inventory sold in the period, distribution charges, and the operating costs relating to facilities that were not yet cultivating cannabis or had unutilized capacity.

The impact of changes in the fair value of biological assets in the fourth quarter of fiscal 2019 was due in large part to the commencement of growing at our greenhouse in Mirabel, and increased utilization at our greenhouses in Aldergrove and Delta. On average, at March 31, 2019 the average stage of growth for our biological assets was 42%, compared to a 12% average stage of growth at March 31, 2018.

Gross margin before fair value impacts in cost of sales (non-IFRS measure)

The Company’s “Gross margin before fair value impacts in cost of sales” and “Gross margin percentage before fair value impacts in cost of sales” are non-IFRS measures used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines Gross margin before fair value impacts in cost of sales as net revenue less inventory production costs expensed to cost of sales. Management defines Gross margin percentage before fair value impacts in cost of sales as net revenue less inventory production costs expensed to cost of sales, divided by net revenue. Management believes Gross margin before fair value impacts in cost of sales, and Gross margin percentage before fair value impacts in cost of sales, to be useful financial measures to assess its operating performance on an adjusted basis as described above.

Gross margin before fair value impacts in cost of sales in the fourth quarter of fiscal 2019 was $14,974, or 16% of net revenue. Comparatively, in the fourth quarter of fiscal 2018 gross margin before fair value impacts in cost of sales was $7,666 or 34% of net revenue. The lower gross margin percentage in the fourth quarter of fiscal 2019 was primarily attributable to the impact of operating costs of $24,059 relating to facilities not yet cultivating cannabis or which had unutilized capacity, facility repair costs related to an abnormal weather event, and adjustments related to the net realizable value of inventory.

In fiscal 2019 we continued our Canadian cultivation facility expansion and optimization program in preparation for the launch of the recreational market in October 2018. We expect our gross margins to improve in the coming quarters when all of its cultivation facilities reach, and are utilized at, full production capacity.

Gross margin - IFRS

The IFRS reported gross margin for the fourth quarter of fiscal 2019 was $68,477 or 73% of net revenue, as compared to $5,141 or 23% of net revenue in the fourth quarter of fiscal 2018. The IFRS gross margin improved due to the changes in the fair value of biological assets, as growing commenced at our greenhouse in Mirabel and utilization increased at our greenhouses in Aldergrove and Delta. Further, in the fourth quarter of fiscal 2018 there was a lower amount of biological assets at our Smiths Falls facility, as several of the flower rooms at the facility were repurposed in the second half of fiscal 2018 to mother/clone rooms. These clones were then deployed in the planting of the expanded greenhouse space in Canada.

Operating expenses

The following table presents operating expenses for the three months ended March 31, 2019 and 2018:

Operating Expenses
	Three months ended

	March 31,	March 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Operating expenses
Sales and marketing	$53,184	$14,751	$38,433	261%
Research and development	7,274	539	6,735	1250%
General and administration	65,657	16,883	48,774	289%
Acquisition-related costs	13,788	915	12,873	1407%
Share-based compensation expense	74,678	11,923	62,755	526%
Share-based compensation expense related to acquisition milestones	18,490	8,247	10,243	124%
Depreciation and amortization	9,870	2,915	6,955	239%
Total operating expenses	$242,941	$56,173	$186,768	332%

Sales and marketing

Sales and marketing expense in the fourth quarter of fiscal 2019 was $53,184, as compared to $14,751 in the fourth quarter of fiscal 2018. The increase of $38,433 is attributable to our continuing strategic investments to drive brand awareness and educate consumers. Specifically, we incurred branding and promotional costs in relation to both our Tweed brand and our Tokyo Smoke brand, which we acquired in September 2018, and higher spend with marketing agencies for promotional campaigns. With the onset of the recreational market we also incurred higher costs related to staffing in our marketing and sales functions.

Research and development

Research and development expense in the fourth quarter of fiscal 2019 was $7,274, as compared to $539 in the fourth quarter of fiscal 2018. The increase of $6,735 is attributable to increased compensation costs due to an increase in the number of employees conducting research into several intellectual property opportunities, and other strategic investments including developing patent-pending technology in the following areas:

-	New cannabis-based product form factors that will enter the market when permitted, which we expect to be in late 2019;
-	Device and delivery technology, including vaporizers;
-	Growth patterns under different environmental scenarios and the genetics of various strains;
-	Production of encapsulated cannabis oil capsules in higher volumes; and
-	Equipment that we have engineered specifically for the cannabis industry, such as extraction equipment.

We are also conducting clinical trials for CBD-based human and animal health products.

General and administration

General and administration expense in the fourth quarter of fiscal 2019 was $65,657, as compared to $16,883 in the fourth quarter of fiscal 2018. The increase of $48,774 is attributable to:

-	Increased professional service costs associated with public company compliance and regulatory requirements;
-	An increase in the number of finance and administrative employees;
-	Facilities, IT and administrative costs associated with the expansion of our operations internationally;
-	Ongoing support for business development;
-	Costs to enhance our information technology capabilities;
-	The estimated costs to buy-out onerous retail leases; and
-	Compliance costs related to meeting Health Canada requirements.

Acquisition-related costs

Acquisition-related costs were $13,788 in the fourth quarter of fiscal 2019, as compared to $915 in the fourth quarter of fiscal 2018. The year-over-year increase of $12,873 is attributable to mergers and acquisitions activity in the quarter, most notably the Cafina acquisition which closed in late March 2019. In addition, several transactions were announced subsequent to March 31, 2019 (see “Events Subsequent to Year-End”, above) for which costs were incurred in the fourth quarter of fiscal 2019.

Share-based compensation expense

Share-based compensation expense was $74,678 in the fourth quarter of fiscal 2019, as compared to $11,923 in the fourth quarter of fiscal 2018. The increase of $62,755 is attributable to the continued increase in the number of stock options granted, which is being driven by the significant increase in the number of employees of the Company to approximately 3,200 at March 31, 2019. Additionally, the grant date fair value of the stock options has increased over the past year, which is primarily attributable to the Company’s higher stock price.

Share-based compensation expense related to acquisition milestones was $18,490 in the fourth quarter of fiscal 2019, as compared to $8,247 in the fourth quarter of fiscal 2018. The increase of $10,243 is predominantly attributable to the acquisitions of Canindica Capital Ltd. (“Canindica”) and Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”) in July 2018. Consideration for these transactions included the issuance of share-based compensation upon the achievement, in the fourth quarter of fiscal 2019, of specified cultivation and sales milestones.

Depreciation and amortization expense

Depreciation and amortization expense was $9,870 in the fourth quarter of fiscal 2019, as compared to $2,915 in the fourth quarter of fiscal 2018. The increase of $6,955 is attributable property, plant and equipment being put into operation during fiscal 2019 as we continue to build our production capability across Canada.

Adjusted EBITDA (Non-IFRS Measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the income (loss) from operations, as reported, before interest and tax, adjusted for removing share-based compensation expense, depreciation and amortization, and the fair value effects of accounting for biological assets and inventories, and further adjusted to remove acquisition-related costs. Management believes Adjusted EBITDA is a useful financial measure to assess its operating performance on an adjusted basis as described above.

The following table presents Adjusted EBITDA for the three months ended March 31, 2019 and 2018:

Adjusted EBITDA[1] Non-IFRS Measure	Three months ended
(In CDN$000's)	March 31, 2019	March 31, 2018
		(Restated1)
Adjusted EBITDA[2] Reconciliation
Loss from operations - as reported	$(174,464)	$(51,032)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	23,547	20,025
Unrealized gain on changes in fair value of biological assets	(77,050)	(17,500)
	(53,503)	2,525
Share-based compensation expense (per statement of cash flows)	93,096	20,928
Acquisition-related costs	13,788	915
Depreciation and amortization (per statement of cash flows)	23,346	4,951
	130,230	26,794
Adjusted EBITDA	$(97,737)	$(21,713)

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

[2] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

Adjusted EBITDA amounted to a loss of $97,737 in the fourth quarter of fiscal 2019, as compared to a loss of $21,713 in the fourth quarter of fiscal 2018.  The increase in the loss is largely reflective of the investments made throughout fiscal 2019, particularly in the areas of sales and marketing and general and administration expenses which have been described above.

Total other expense income, net

Total other expense, net was $135,182 in the fourth quarter of fiscal 2019, as compared to $11,371 in the fourth quarter of fiscal 2018.  The increase of $123,811 is primarily attributable to:

-

Expense of $162,697 related to non-cash fair value changes on our senior convertible notes which have been recorded through the consolidated statement of operations. These fair value changes are due to the increase in Canopy Growth’s stock price from December 31, 2018 to March 31, 2019;

-	Expense of $28,611 related to a settlement reached with co-investors in two of our equity method investees, which will be paid in cash or shares at the discretion of the Company;

-	Non-cash fair value changes related to our other financial assets decreased by $19,246;

-	Non-cash expense of $28,000 related to an impairment of certain of our product rights intangible assets in fiscal 2018 related to ending the Bedrocan relationship that did not recur in fiscal 2019;

-

Incremental interest income of $26,681 attributable to the higher cash, cash equivalents and marketable securities balances in the second half of fiscal 2019 resulting from the investment by Constellation; and

-	A year-over-year decrease in other expense resulting from non-cash fair value changes of $22,579 related to the B.C. Tweed and Vert Mirabel put liabilities.

Further information related to these items is disclosed in Note 23 of our annual consolidated financial statements.

Income tax (expense) recovery

Income tax expense was $13,716 in the fourth quarter of fiscal 2019, consisting of deferred income tax expense of $12,217 and current income tax expense of $1,499. This compares to a deferred income tax recovery of $8,042 in the fourth quarter of fiscal 2018. The variance is primarily related to the differences between the tax and accounting bases of our other financial assets, biological assets, and property, plant and equipment.

Net loss

Net loss was $323,362 in the fourth quarter of fiscal 2019, as compared to $54,361 in the fourth quarter of fiscal 2018. The increase in net loss reflects the variances described above.

Segmented Analysis

The Company operates in two segments: 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis; and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful.

In the fourth quarters of both fiscal 2019 and fiscal 2018, all of the Company’s revenue was earned by the Cannabis operations segment.  Canopy Rivers contributed net income of $3,763 in the fourth quarter of 2019, of which $1,658 was attributable to Canopy Growth. In the fourth quarter of fiscal 2018, Canopy Rivers contributed net income of $11,915, of which $3,753 was attributable to Canopy Growth. The decrease reflects the year-over-year decrease in the fair value changes on Canopy Rivers’ strategic equity investments, along with an increase in share-based compensation expense due to the stock options which have been granted in fiscal 2018 and fiscal 2019. Refer to Note 20 of our consolidated financial statements for further information on the non-controlling interests in Canopy Rivers.

Summary of quarterly financial information

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

SELECTED QUARTERLY INFORMATION
(CDN $000's, except share amounts)	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Net revenue - Recreational	$58,087	$57,686	$-	$-
Net revenue - Medical & Other	$35,963	$25,362	$23,327	$25,916
Net income (loss) attributable to Canopy Growth Corporation	$(335,607)	$67,582	$(337,136)	$(80,277)
Net income (loss) per share - basic	$(0.98)	$0.22	$(1.52)	$(0.40)
Weighted average shares - basic	343,877,591	303,281,549	221,725,511	200,160,740
Net income (loss) per share - diluted	$(0.98)	$(0.38)	$(1.52)	$(0.40)
Weighted average shares - diluted	343,877,591	315,974,639	221,725,511	200,160,740

	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Net revenue - Recreational	$-	$-	$-	$-
Net revenue - Medical and other	$22,806	$21,700	$17,569	$15,873
Net income (loss) attributable to Canopy Growth Corporation	$(61,544)	$1,583	$(1,338)	$(9,054)
Net income (loss) per share - basic	$(0.31)	$0.01	$(0.01)	$(0.06)
Weighted average shares - basic	196,571,715	182,029,481	167,226,218	163,884,269
Net income (loss) per share - diluted	$(0.31)	$0.01	$(0.01)	$(0.06)
Weighted average shares - diluted	196,571,715	194,739,044	167,226,218	163,884,269

Fiscal 2019 Operational and Financial Highlights

The following table presents selected operational and financial information for the years ended March 31, 2019 and 2018.

FISCAL 2019 HIGHLIGHTS
	Year ended
	March 31,	March 31,
	2019	2018	$ Change	% Change

Operational information
Kilogram and kilogram equivalents sold [1]	24,320	8,708	15,612	179%
Average selling price per gram - Recreational	$7.20	$-	-	-
Average selling price per gram - Canadian medical	$8.90	$8.34	$0.56	7%
Average selling price per gram - International medical	$13.57	$13.16	$0.41	3%
Average selling price per gram - Total	$7.91	$8.24	$(0.33)	-4%
Kilograms harvested	46,927	22,513	$24,414	108%

(CDN $000's, except share amounts and where otherwise indicated)
Selected financial information
Net revenue	$226,341	$77,948	$148,393	190%
Gross margin percentage, before fair value impacts in cost of sales[2]	22%	48%	-	-26%
Adjusted EBITDA [3]	$(256,959)	$(36,072)	$(220,887)	612%
Net loss	$(670,094)	$(54,134)	$(615,960)	1138%
Net loss attributable to Canopy Growth Corporation	$(685,438)	$(70,353)	$(615,085)	874%
Net loss per share - basic and diluted [4]	$(2.57)	$(0.40)	$(2.17)	543%

[1] Kilogram equivalents refers to cannabis oils, where 8 ml is the equivalent of approximately 1 gram of dried cannabis, and softgels, where one bottle is the equivalent of approximately 5 grams of dried cannabis.

[2] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

[3] Adjusted EBITDA, a non-IFRS measure, is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. See "Adjusted EBITDA (Non-IFRS Measure)".

[4] For the year ended March 31, 2019, the weighted average number of outstanding common shares, basic and diluted, totaled 266,997,406 (year ended March 31, 2018 - 177,301,767)

The total quantity of cannabis sold during fiscal 2019 was 24,320 kilograms and kilogram equivalents at an overall average price of $7.91 per gram, up from 8,708 kilograms and kilogram equivalents in fiscal 2018 but down from $8.24 per gram in fiscal 2018. The increase in kilogram and kilogram equivalents sold was due to the launch of the Canadian recreational market on October 17, 2018.

Recreational cannabis accounted for 16,250 kilogram and kilogram equivalents sold in fiscal 2019 (67% of total cannabis sold), of which 84% was sold directly to the Canadian provinces and the remainder through our direct retail and on-line consumer channels. Medical cannabis accounted for 8,070 kilogram and kilogram equivalents in fiscal 2019 (33% of total cannabis sold), representing a decrease of 7% from the 8,708 kilogram and kilogram equivalents sold in fiscal 2018 due largely to repositioning to more limited medical-focused Spectrum brand offerings and product availability for the on-line store, and to the cross-over effects attributable to the newly-available recreational offerings.

The average selling price per gram, net of excise tax, was $7.91 in fiscal 2019, a decline from $8.24 in fiscal 2018 due primarily to the wholesale pricing which we realized when selling to the provincial crown corporations in the recreational market, partially offset by the higher average pricing realized in the retail channel.

We harvested 46,927 kilograms of cannabis in fiscal 2019, as compared to 22,513 kilograms harvested in fiscal 2018. The increase is attributable to the build-out of our production capability over the last fiscal year in preparation for the launch of the Canadian recreational market.

Discussion of the Fiscal 2019 Results of Operations

Revenue

The following tables present the revenue by channel, and the revenue and kilogram and kilogram equivalents sold by form, respectively, for the years ended March 31, 2019 and 2018:

Revenue by Channel	Year ended
	March 31,	March 31,
(CDN $000's)	2019	2018	$ Change	% Change
Recreational revenue
Business to business	$117,388	$-	$117,388	-
Business to consumer	23,144	-	23,144	-
	140,532	-	140,532	-
Medical revenue
Canadian	68,759	70,617	(1,858)	-3%
International	10,091	3,732	6,359	170%
	78,850	74,349	4,501	6%

Other revenue	34,049	3,599	30,450	846%
Gross revenue	253,431	77,948	175,483	225%
Excise taxes	27,090	-	27,090	-
Net revenue	$226,341	$77,948	$148,393	190%

Revenue by Form	Year ended
			Kilograms			Kilograms
			and			and
		As a % of	kilogram		As a % of	kilogram
	March 31,	gross	equivalents	March 31,	gross	equivalents
(CDN $000's)	2019	revenue	sold	2018	revenue	sold
	(CDN $000's)			(CDN $000's)
Recreational revenue by form
Dry bud	$82,643	33%	10,348	$-	-	-
Oil (Includes oils and gelcaps)	57,889	23%	5,902	-	-	-
	140,532	56%	16,250	-	-	-
Medical revenue by form
Dry bud	51,390	20%	5,984	58,699	75%	7,477
Oil (Includes oils and gelcaps)	27,460	11%	2,086	15,650	20%	1,231
	78,850	31%	8,070	74,349	95%	8,708

Other revenue	34,049	13%	-	3,599	5%	-
Gross revenue	253,431	100%	24,320	77,948	100%	8,708
Excise taxes	27,090			-
Net revenue	$226,341			$77,948

Net revenue in fiscal 2019 was $226,341, as compared to $77,948 in fiscal 2018. The year-over-year increase is attributable to the launch of the Canadian recreational cannabis market in October 2018.

Recreational revenue

Recreational revenue in fiscal 2019 was $140,532, with the increase from fiscal 2018 entirely due to the launch of the Canadian recreational cannabis market in October 2018.

Oils, including our softgel capsules, accounted for 23% of net revenue in fiscal 2019.

Medical revenue

Medical cannabis revenue in fiscal 2019 was $78,850, as compared to $74,349 in fiscal 2018.

Canadian medical revenue in fiscal 2019 was $68,759, as compared to $70,617 in fiscal 2018. The year-over-year decrease of $1,858 is largely due to the transition of our medical customers from our Tweed online store to our new Spectrum Therapeutics online store shortly before the launch of the recreational market. Comparatively, a more limited range of cannabis products were made available to our customers on the Spectrum online store than had been offered on the Tweed Main Street online store. Consumers who were loyal to Canopy Growth’s products and brands were able to purchase these products in the recreational channel after October 17, 2018, which impacted our medical revenue. As at March 31, 2019, there were approximately 73,600 registered Canadian patients with Spectrum Therapeutics, down slightly as compared to approximately 74,000 patients at March 31, 2018, which reflects the factors noted above.

International medical revenue in fiscal 2019 was $10,091, as compared to $3,732 in fiscal 2018. The year-over-year increase of $6,359 relates primarily to the growth of our medical business in Germany.

Other

Other revenue in fiscal 2019 was $34,049, as compared to $3,599 in fiscal 2018. The year-over-year increase is attributable to sales of Storz & Bickel vaporizer devices, along with revenue from other strategic sources including extraction services and clinic partners.

Net revenue is determined by deducting excise taxes which are included in gross revenue and subsequently remitted to the tax authorities.

Cost of sales and gross margin

The following table presents cost of sales and gross margin for the years ended March 31, 2019 and 2018:

Cost of Sales
	Year ended
	March 31,	March 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Cost of sales
Inventory production costs expensed to cost of sales	$175,425	$40,213	$135,212	336%
Fair value changes in biological assets included in inventory sold and other charges	129,536	67,861	61,675	91%
Unrealized gain on changes in fair value of biological assets	(167,550)	(96,721)	(70,829)	73%
Total cost of sales	$137,411	11,353	$126,058	1110%

Gross margin before fair value impacts in cost of sales[2]	$50,916	37,735	$13,181	35%
Gross margin before fair value impacts in cost of sales - %[2]	22%	48%	-	-26%

Gross margin - IFRS	$88,930	66,595	$22,335	34%
Gross margin - %	39%	85%	-	-46%

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

[2] Gross margin before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales. Gross margin percentage before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

Cost of sales

Inventory production costs expensed to cost of sales in fiscal 2019 were $175,425, as compared to $40,213 in fiscal 2018. In fiscal 2019, these costs were primarily comprised of the costs of recreational and medical cannabis sold in the period, and operating costs related to the operating costs of facilities which were not yet fully cultivating or had unutilized capacity, including the Delta greenhouse, a number of zones at the Aldergrove greenhouse, the Mirabel greenhouse which was in a pilot phase for the majority of the fiscal year, and the greenhouse in Fredericton, New Brunswick which was in a start-up phase.

The impact of changes in the fair value of biological assets in fiscal 2019 was due in large part to the commencement of growing at Mirabel, increased utilization at our greenhouses in Aldergrove and Delta, and new grow rooms at Smiths Falls.

Gross margin before fair value impacts in cost of sales (non-IFRS measure)

Gross margin before fair value impacts in cost of sales for fiscal 2019 was $50,916, or 22% of net revenue. Comparatively, in fiscal 2018 gross margin before fair value impacts in cost of sales was $37,735, or 48% of net revenue. The lower gross margin percentage in fiscal 2019 was primarily attributable to the impact of operating costs of $49,564 relating to facilities not yet cultivating or which had unutilized capacity, the lower average wholesale selling price in B2B channels in the recreational market, and absorbing early costs associated with developing and testing edibles and beverages for introduction later in calendar 2019. At our greenhouse facilities in Aldergrove, Delta and Mirabel, we have the ability to plant in a manner that allows for ongoing harvests, rather than one large harvest; this will allow for the increased utilization of assets for post-harvest processes and provide for a steady supply of product going forward.

Gross margin - IFRS

The IFRS reported gross margin for fiscal 2019 was $88,930 or 39% of net revenue, as compared to $66,595 or 85% of net revenue in fiscal 2018.  The IFRS gross margin was impacted by operating costs associated with facilities that were not cultivating cannabis or that had unutilized capacity, as described above, and the destruction of plants in the second quarter of fiscal 2019 due to delays in infrastructure and regulatory approvals for post-harvest processing licences at our Delta greenhouse. These factors were partially offset by the impact of changes in the fair value of biological assets, as described above.

Operating expenses

The following table presents operating expenses for the years ended March 31, 2019 and 2018:

Operating Expenses
	Year ended

	March 31,	March 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Operating expenses
Sales and marketing	$154,392	$38,203	$116,189	304%
Research and development	$15,238	$1,453	13,785	949%
General and administration	$168,434	$43,819	124,615	284%
Acquisition-related costs	$23,394	$3,406	19,988	587%
Share-based compensation expense	$182,837	$29,631	153,206	517%
Share-based compensation expense related to acquisition milestones	$100,164	$19,475	80,689	414%
Depreciation and amortization	$21,510	$12,889	8,621	67%
Total operating expenses	$665,969	$148,876	$517,093	347%

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

Sales and marketing

Sales and marketing expense in fiscal 2019 was $154,392, as compared to $38,203 in fiscal 2018.  The year-over-year increase of $116,189 is attributable to our strategic investments in the following areas:

-	Branding, marketing and promotional campaigns focused on our Tweed and Tokyo Smoke brands, both in anticipation of the launch of the recreational market in October 2018 and subsequent to that date;
-	Staffing in marketing and sales functions needed to service the regulated recreational and international markets;
-	Our customer care centre, which interfaces directly with our patients and customers;
-	Cannabis retail and education programs; and
-	Our medical outreach program.

Research and development

Research and development expense in fiscal 2019 was $15,238, as compared to $1,453 in fiscal 2018.  The year-over-year increase of $13,785 is attributable to our rapidly-growing research and development team conducting research into a variety of innovation and intellectual property opportunities which were highlighted above under our analysis of the financial results for the fourth quarter of fiscal 2019.

General and administration

General and administration expense in fiscal 2019 was $168,434, as compared to $43,819 in fiscal 2018.  The year-over-year increase of $124,615 is attributable to our continued investments in:

-	Governance and public company compliance costs associated with our listings on the TSX and NYSE and meeting additional regulatory reporting requirements;
-	Legal and professional services fees related to investments in expanding operations, building commercial capacity and capability, and supporting business development;
-	Administrative and facilities, including insurance, as we expand our business both within Canada and internationally;
-	Enhancing our information technology capability;
-	Scaling-up and readying ourselves for the Canadian recreational market and international expansion;
-	Compliance costs associated with meeting Health Canada requirements; and
-	Employee compensation costs associated with the above.

Acquisition-related costs

Acquisition-related costs were $23,394 in fiscal 2019, as compared to $3,406 in fiscal 2018. The year-over-year increase of $19,988 is attributable to increased mergers and acquisitions activity in fiscal 2019, with Canopy Growth closing on several transactions in the year including Hiku, ebbu, Storz & Bickel, POS, and the medical division of Spectrum Therapeutics (formerly referred to as Canopy Health Innovations Inc., or “CHI”). In addition, several transactions were announced subsequent to March 31, 2019 (see “Events Subsequent to Year-End”, above) for which costs were incurred in fiscal 2019.

Share-based compensation expense

Share-based compensation expense was $182,837 in fiscal 2019, as compared to $29,631 in fiscal 2018. The year-over-year increase of $153,206 is attributable to:

-

The continued increase in the number of stock options granted, which is primarily attributable to the increase in the number of employees of the Company, from approximately 1,000 at March 31, 2018 to approximately 3,200 at March 31, 2019. 12.8 million stock options were granted in fiscal 2018, as compared to 22.1 million in fiscal 2019;

-

The increase in the grant date fair value of the stock options, which is primarily attributable to the Company’s higher stock price. The weighted average exercise price of stock options granted in fiscal 2018 were $16.50, as compared to $51.49 in fiscal 2019, resulting in a higher fair value per option as determined by the Black-Scholes option pricing model; and

-

Options granted under our Omnibus Incentive Plan generally vest and become exercisable over 3 years, which has therefore resulted in the expense associated with the increased number of options being recognized in fiscal 2019.

Share-based compensation expense related to acquisition milestones was $100,164 in fiscal 2019, as compared to $19,475 in fiscal 2018. The year-over-year increase of $80,689 is predominantly attributable to the acquisitions of Canindica and Spectrum Colombia in July 2018. Consideration for these transactions included the issuance of share-based compensation upon the achievement of specified future cultivation and sales milestones in fiscal 2019.

Depreciation and amortization expense

Depreciation and amortization expense was $21,510 in fiscal 2019, as compared to $12,889 in fiscal 2018. The year-over-year increase of $8,621 is attributable property, plant and equipment being put into operation during fiscal 2019 as we continue to build our production capability across Canada.

Adjusted EBITDA (non-IFRS measure)

The following table presents Adjusted EBITDA for the years ended March 31, 2019 and 2018:

Adjusted EBITDA[1] Non-IFRS Measure	Year ended
(In CDN$000's)	March 31, 2019	March 31, 2018
		(Restated1)
Adjusted EBITDA[2] Reconciliation
Loss from operations - as reported	$(577,039)	$(82,281)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	129,536	67,861
Unrealized gain on changes in fair value of biological assets	(167,550)	(96,721)
	(38,014)	(28,860)
Share-based compensation expense (per statement of cash flows)	287,782	51,177
Acquisition-related costs	23,394	3,406
Depreciation and amortization (per statement of cash flows)	46,918	20,486
	358,094	75,069
Adjusted EBITDA	$(256,959)	$(36,072)

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

[2] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

Adjusted EBITDA amounted to a loss of $256,959 in fiscal 2019, as compared to a loss of $36,072 in fiscal 2018. The year-over-year increase in the loss is largely reflective of the investments made in fiscal 2019 sales and marketing, and general and administration as described above.

Total other expense or income, net

Total other expense, net was $80,737 in fiscal 2019, as compared to total other income, net of $29,740 in fiscal 2018.  The year-over-year increase in the other expense amount of $110,477 is primarily attributable to:

-

Expense of $203,095 related to non-cash fair value changes on our senior convertible notes which have been recorded through the consolidated statement of operations. These fair value changes are due to the increase in Canopy Growth’s stock price from the issuance of the senior convertible notes in June 2018 to March 31, 2019;

-	Expense of $28,611 related to a settlement reached with co-investors in two of our equity method investees;

-	Expense of $16,380 related to debt issuance costs for our senior convertible notes;

-

Income of $62,682 related to the non-cash gain on the remeasurement of our equity interest in the medical division of Spectrum Therapeutics (formerly referred to as CHI) to fair value immediately prior to its acquisition in August 2018;

-

Incremental interest income of $47,962 attributable to the higher cash, cash equivalents and marketable securities balances in the second half of fiscal 2019 resulting from the investment by Constellation;

-	Expense of $28,000 related to a non-cash impairment of certain of our product rights intangible assets in fiscal 2018 that did not recur in fiscal 2019.

Further information related to these items is disclosed in Note 23 of our annual consolidated financial statements.

Income tax expense

Income tax expense was $12,318 in fiscal 2019, consisting of deferred income tax expense of $9,879 and current income tax expense of $2,439. This compares to deferred income tax expense of $1,593 in fiscal 2018. The variance is primarily attributable to differences between the tax and accounting bases of our other financial assets, intangible assets and property, plant and equipment.

Net loss

Net loss was $670,094 in fiscal 2019, as compared to a net loss of $54,134 in fiscal 2018. The year-over-year increase in net loss reflects the variances discussed above.

Segmented Analysis

In both fiscal 2019 and fiscal 2018, all of the Company’s revenue was earned by the Cannabis operations segment.  Canopy Rivers contributed net income of $15,624 in fiscal 2019, of which $4,211 was attributable to Canopy Growth. In fiscal 2018 Canopy Rivers contributed net income of $26,001, of which $8,511 was attributable to Canopy Growth. The year-over-year decrease in net income reflects the decrease in the fair value changes on Canopy Rivers’ strategic equity investments, along with an increase in share-based compensation expense due to the stock options which have been granted in fiscal 2018 and fiscal 2019.

Discussion of the Fiscal 2018 Results of Operations

The following table presents selected financial information for the years ended March 31, 2018 and 2017.

FISCAL 2018 HIGHLIGHTS
(CDN $000's, except share amounts and where otherwise indicated)
	Year ended
	March 31,	March 31,
	2018	2017	$ Change	% Change

Selected financial information
Net revenue	$77,948	$39,895	$38,053	95%
Gross margin, before fair value impacts in cost of sales[1]	48%	62%	-	-14%
Adjusted EBITDA[2]	$(36,072)	$(4,719)	$(31,353)	664%
Net loss	$(54,134)	$(7,572)	$(46,562)	615%
Net loss attributable to Canopy Growth Corporation	$(70,353)	$(7,521)	$(62,832)	835%
Net loss per share - basic and diluted[3]	$(0.40)	$(0.06)	$(0.34)	567%

[1] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

[2] Adjusted EBITDA, a non-IFRS measure, is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. See "Adjusted EBITDA (Non-IFRS Measure)".

[2] For the year ended March 31, 2018, the weighted average number of outstanding common shares, basic and diluted, totaled 177,301,767 (year ended March 31, 2017 - 118,989,713)

Revenue

The following table presents revenue for the years ended March 31, 2018 and 2017:

Revenue by Channel	Year ended
	March 31,	March 31,
(CDN $000's)	2018	2017	$ Change	% Change
Medical revenue
Canadian	70,617	39,860	30,757	77%
International	3,732	35	3,697	10563%
	74,349	39,895	34,454	86%

Other revenue	3,599	-	3,599	-
Net revenue	$77,948	$39,895	$38,053	95%

Revenue for fiscal 2018 was $77,948, as compared to $39,895 in fiscal 2017.  The year-over-year increase is due to the growth in our Canadian medical cannabis business in fiscal 2018, with 8,708 kilograms and kilogram equivalents sold in fiscal 2018 at an average price of $8.24 per gram, up from 5,139 kilograms and kilogram equivalents at an average price of $7.40 in fiscal 2017.  An increasing mix of oil products and oil-based softgels was sold in fiscal 2018, with the more diverse product offerings resulting in increased revenues.

Cost of sales and gross margin

The following table presents cost of sales and gross margin the years ended March 31, 2018 and 2017:

Cost of Sales
	Year ended
	March 31,	March 31,
(CDN $000's)	2018	2017	$ Change	% Change
	(Restated1)
Cost of sales
Inventory production costs expensed to cost of sales	$40,213	$15,293	$24,920	163%
Fair value changes in biological assets included in inventory sold and other charges	67,861	34,978	32,883	94%
Unrealized gain on changes in fair value of biological assets	(96,721)	(49,090)	(47,631)	97%
Total cost of sales	$11,353	$1,181	$10,172	861%

Gross margin before fair value impacts in cost of sales[2]	$37,735	$24,602	$13,133	53%
Gross margin before fair value impacts in cost of sales - %[2]	48%	62%	-	-14%

Gross margin	$66,595	$38,714	$27,881	72%
Gross margin - %	85%	97%	-	-12%

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

[2] Gross margin before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales. Gross margin percentage before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

Cost of sales

Inventory production costs expensed to cost of sales for fiscal 2018 were $40,213, as compared to $15,293 in fiscal 2017. In fiscal 2018 these costs were primarily comprised of the costs of the inventory sold in the period, and $11,375 related to the operating costs of facilities either not yet cultivating cannabis or operating under-capacity, including our Aldergrove and Delta greenhouses, Mirabel, our Edmonton, Alberta greenhouse and our greenhouse in Fredericton. Comparatively, in fiscal 2017 substantially all of the inventory production costs expensed to cost of sales was comprised of the costs of inventory sold in the period

The impact of changes in the fair value of biological assets in fiscal 2018 was due in large part to the full utilization of Tweed Farms in Niagara-on-the-Lake, the partial utilization of Aldergrove and Delta, the new grow rooms fully operating at Smiths Falls, and the refitted former Bowmanville facility back in full production.

Gross margin before fair value impacts in cost of sales (non-IFRS measure)

Gross margin before fair value impacts in cost of sales in fiscal 2018 was $37,735 or 48% of net revenue. Comparatively, in fiscal 2017 gross margin before fair value impacts in cost of sales was $24,602 or 62% of net revenue. The lower gross margin percentage in fiscal 2018 was primarily attributable to the impact of operating costs of facilities not yet cultivating cannabis. Excluding costs of $11,375 related to the non-cultivating subsidiaries, the gross margin before fair value impacts in cost of sales would have been $49,110 or 63% of net revenue.

Gross margin - IFRS

The IFRS reported gross margin for fiscal 2018 was $66,595 or 85% of net revenue, as compared to $38,714 or 97% of net revenue in fiscal 2017. The IFRS gross margin was primarily impacted by the full utilization of Tweed Farms, partial utilization of Aldergrove and Delta, the new grow rooms in use at Smiths Falls and the Bowmanville facility becoming fully operational again. These factors resulted in a higher fair value gain relative to fiscal 2017.

Operating expenses

The following table presents operating expenses for the years ended March 31, 2018 and 2017:

Operating Expenses
	Year ended

	March 31,	March 31,
(CDN $000's)	2018	2017	$ Change	% Change
	(Restated1)
Operating expenses
Sales and marketing	$38,203	$12,960	$25,243	195%
Research and development	1,453	810	643	79%
General and administration	43,819	16,858	26,961	160%
Acquisition-related costs	3,406	7,369	(3,963)	-54%
Share-based compensation expense	29,631	8,046	21,585	268%
Share-based compensation expense related to acquisition milestones	19,475	690	18,785	2722%
Depreciation and amortization	12,889	6,064	6,825	113%
Total operating expenses	$148,876	$52,797	96,079	182%

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

Sales and marketing expense in fiscal 2018 was $38,203, as compared to $12,960 in fiscal 2017. The year-over-year increase of $25,243 was attributable to costs incurred in relation to preparation for the launch of the Canadian recreational market, while at the same time developing our commercial capabilities in international markets and continuing to operate in the medical market.

Research and development expense in fiscal 2018 was $1,453, as compared to $810 in fiscal 2017. The year-over-year increase of $643 was attributable to investments made in researching a variety of intellectual property opportunities.

General and administration expense in fiscal 2018 was $43,819, as compared to $16,858 in fiscal 2017. The year-over-year increase of $26,961 was attributable to:

-	Increased legal and professional service fees related to investments in governance and other public company-related compliance and regulatory requirements;
-	The use of consultants and advisory services to support the expansion and commercialization of our operations and business development;
-	Enhancing our information technology capabilities;
-	Higher employee compensation costs due to increased staff levels; and
-	Compliance costs related to meeting Health Canada requirements.

Acquisition-related costs in fiscal 2018 were $3,406, as compared to $7,369 in fiscal 2017. The year-over-year decrease of $3,963 was primarily attributable to the acquisition of Mettrum in fiscal 2017, for which expenses of $5,190 were incurred. Acquisition-related costs in fiscal 2018 were primarily related to legal, accounting and strategic business consulting services associated with the completion of acquisitions and evaluation of potential acquisitions.

Share-based compensation expense in fiscal 2018 was $29,631, as compared to $8,046 in fiscal 2017. The year-over-year increase of $21,585 was attributable to the growth in the number of employees across the business, the granting of stock options to the increasing number of employees, and the increased fair value of the options granted resulting from Canopy Growth’s higher stock price.

Share-based compensation expense related to acquisition milestones in fiscal 2018 was $19,475, as compared to $690 in fiscal 2017.  The year-over-year increase of $18,785 related to the acquisitions of Spectrum Denmark, B.C. Tweed, Apollo and Bodystream, all of which included a share-based component of total consideration paid.

Depreciation and amortization expense in fiscal 2018 was $12,889, as compared to $6,064 in fiscal 2017. The year-over-year increase of $6,825 was attributable to facilities and equipment coming into operation and production throughout fiscal 2018.

Adjusted EBITDA (Non-IFRS Measure)

The following table presents Adjusted EBITDA for the years ended March 31, 2018 and 2017:

Adjusted EBITDA[1] Non-IFRS Measure	Year ended
(In CDN$000's)	March 31, 2018	March 31, 2017
	(Restated1)
Adjusted EBITDA[2] Reconciliation
Loss from operations - as reported	$(82,281)	$(14,083)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	67,861	34,978
Unrealized gain on changes in fair value of biological assets	(96,721)	(49,090)
	(28,860)	(14,112)
Share-based compensation expense (per statement of cash flows)	51,177	10,043
Acquisition costs	3,406	7,369
Depreciation and amortization (per statement of cash flows)	20,486	6,064
	75,069	23,476
Adjusted EBITDA	$(36,072)	$(4,719)

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

[2] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and as adjusted for acquisition-related costs.

Adjusted EBITDA amounted to a loss of $36,072 in fiscal 2018, as compared to a loss of $4,719 in fiscal 2017. The year-over-year increase in the loss is largely reflective of the investments made in fiscal 2018, particularly in the areas of sales and marketing and general and administration expenses, as described above.

Total other income, net

Total other income, net was $29,740 in fiscal 2018, as compared to $3,808 in fiscal 2017. The year-over-year increase of $25,932 is primarily attributable to:

-	Incremental income of $72,470 related to fair value changes on our other financial assets;
-	Income of $8,820 related to a gain on the dilution of our investment in Agripharm, which had previously been consolidated;
-	Expense of $28,000 related to an impairment of certain of our product rights intangible assets;
-	Expense of $21,000 related to the fair value increase in the B.C. Tweed and Vert Mirabel put liabilities.

Further information related to these items is disclosed in Note 23 of our annual consolidated financial statements.

Income tax (expense) recovery

Income tax expense was $1,593 in fiscal 2018, compared to an income tax recovery of $2,703 in fiscal 2017. The year-over-year variance is related to changes in the deferred tax liability.

Net loss

Net loss was $54,134 in fiscal 2018, as compared to a net loss of $7,572 in fiscal 2017. The year-over-year increase in net loss reflects the variances described above.

Segmented Analysis

In fiscal 2018, all of the Company’s revenue was earned by the Cannabis operations segment. Canopy Rivers contributed net income of $26,001 in fiscal 2018, of which $8,511 was attributable to Canopy Growth. Canopy Rivers was formed in fiscal 2018, and therefore the financial results for fiscal 2018 reflects its first year of operations.

Additional IFRS Measure

The Company uses “Loss from operations” as an additional IFRS financial measure within the consolidated financial statements and MD&A, but it is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period. Loss from operations is calculated as net revenue less cost of sales (which includes inventory production costs expensed to cost of sales, fair value changes in biological assets included in inventory sold and other inventory charges, and unrealized gain on changes in fair value of biological assets), and less total operating expenses, all of which are derived from the consolidated statements of operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net loss or other measures of financial performance in accordance with IFRS.

PART 4 – FINANCIAL liquidity and capital resources

The following table presents selected statement of financial position information as at March 31, 2019, March 31, 2018 and March 31, 2017:

(CDN $000's)	March 31, 2019	March 31, 2018	March 31, 2017

Cash & cash equivalents	$2,480,830	$322,560	$101,800
Marketable securities	2,034,133	-	-
Working capital surplus	4,658,477	389,749	154,941
Total assets	8,731,805	1,436,817	702,720
Current and long-term debt	945,975	8,422	10,330
Deferred tax liability	96,031	33,536	35,924
Other long-term liabilities	140,404	61,150	766
Shareholders' equity attributable to Canopy Growth	6,951,633	1,158,773	639,758

Available liquidity and liquidity risk

As at March 31, 2019 the Company had cash and cash equivalents available of $2,480,830 and marketable securities of $2,034,133 which, when combined, represent an increase of $4,192,403 from March 31, 2018. The increase from March 31, 2018 was due to the investment of $5,072,500 by Constellation on November 1, 2018 and the issuance of convertible senior notes with an aggregate principal amount of $600,000. These inflows of capital were partially offset by cash used in fiscal 2019 to fund operations of $520,510, and cash used of $644,456 for investments in facility enhancements and $380,482 for the acquisition of subsidiaries. The Company’s excess cash resources are predominantly invested in liquid securities issued by the United States and Canadian governments.

The Company manages liquidity risk by reviewing, on an ongoing basis, its capital requirements. As at March 31, 2019 the Company believes it has adequate available liquidity, in the form of cash and cash equivalents, and marketable securities, to enable it to meet working capital and other operating requirements, fund growth initiatives and capital expenditures, settle its liabilities, and repay scheduled principal and interest payments on debt. In addition, the Company’s objective is to generate sufficient cash to fund the Company’s operating requirements and expansion plans. While the Company has incurred losses to date, with an accumulated deficit of $777,087 at March 31, 2019 (March 31, 2018 - $91,649), management anticipates the success and eventual profitability of the business. The Company also ensures that it has access to public capital markets. However, there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s continued development and operations and to meet the Company’s liabilities and commitments as they come due. See “Part 7 - Risks and Uncertainties”.

Statements of cash flows

The table below presents the Company’s cash flows for the years ended March 31, 2019 and 2018:

(CDN $000's)	Year ended
Net cash provided by (used in)	March 31, 2019	March 31, 2018
		(Restated1)

Operating activities	$(520,510)	$(81,506)
Investing activities	(3,227,985)	(223,583)
Financing activities	5,837,198	525,849
Effect of exchange rate changes on cash and cash equivalents	69,567	-
Cash and cash equivalents, beginning of year	322,560	101,800
Cash and cash equivalents, end of period	$2,480,830	$322,560

[1] Refer to Note 3 of the annual consolidated financial statements for further details on the impact of the change in accounting policies during the year ended March 31, 2019

Operating activities

Cash used in operating activities in fiscal 2019 totaled $520,510, as compared to cash used of $81,506 in fiscal 2018. The increase in the cash used during fiscal 2019 was primarily due to the year-over-year increases in the net loss and our investments in working capital, partially offset by an increase in non-cash expense items impacting the net loss including share-based compensation expense and fair value changes on our senior convertible notes.

Cash used in operating activities in fiscal 2018 totaled $81,506, as compared to cash used of $27,093 in fiscal 2017.  The increase in the cash used was primarily attributable to the year-over-year increase in the net loss, from $7,572 in fiscal 2017 to $54,134 in fiscal 2018, along with an increase in our investments in working capital.

Investing activities

The cash used in investing activities totaled $3,227,985 in fiscal 2019, as compared to cash used of $223,583 in fiscal 2018. In fiscal 2019, we purchased marketable securities in the amount of $2,029,812 with the proceeds from the issuance of equity to Constellation.  We invested $644,456 in expanding our growing capacity at our Aldergrove and Delta greenhouses, and our Fredericton indoor facility. We also invested in the construction of a regional distribution centre, advanced manufacturing capability, and a bottling plant at our Smiths Falls location. Finally, we continue to expand internationally with investments being made in retrofitting our greenhouse in Odense, Denmark and acquiring land in Australia. The cash used for acquisitions was $380,482, with the most notable cash outflows relating to our acquisitions of Storz & Bickel and POS.  We also completed strategic investments of $91,337 in the equity instruments of certain entities.

Cash used in investing activities totaled $223,583 in fiscal 2018, as compared to cash used of $18,602 in fiscal 2017. The cash used in fiscal 2018 was primarily attributable to the expansion of our growing capacity at Smiths Falls and Niagara-on-the-Lake, and the development of our greenhouses in Aldergrove and Delta. These investments totaled $176,037. Strategic investments made by the Company totaled $48,618, and these outflows were partially offset by proceeds on the sale of Mettrum (Bennett North) Ltd. of $7,000.

Financing activities

The cash provided by financing activities totaled $5,837,198 in fiscal 2019, as compared to cash provided of $525,849 in fiscal 2018. The year-over-year increase was primarily due to the proceeds of $5,072,500 from the equity issuance to Constellation, and the proceeds of $600,000 from the issuance of convertible senior notes.

Cash provided by financing activities totaled $525,849 in fiscal 2018, as compared to cash provided of $132,098 in fiscal 2017. The cash provided in fiscal 2018 was primarily attributable to an investment by an affiliate of Constellation of $245,000, net proceeds of $192,514 from a bought deal in the fourth quarter of 2018, net proceeds from a private placement in the second quarter of 2018 of $24,160, and $54,876 raised by Canopy Rivers.

Debt

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to execute its strategy, as described above, and general working capital requirements to fund operations. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock, including the recent $5,072,500 investment by Constellation, with the following exceptions:

Convertible senior notes

In June 2018, we issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes will mature on July 15, 2023. Holders of the notes may convert the notes at their option at any time from January 15, 2023 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 20.7577 common shares for every $1 principal amount of notes, subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from September 30, 2018 to January 15, 2023, if (i) the market price of the Company’s common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (a “fundamental change”). A fundamental change occurred upon completion of the Constellation investment in November 2018, and no note holders surrendered any portion of their notes as at the repurchase date of December 5, 2018. The Company may, upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

Additional information regarding the conversion rights of the notes is included in Note 16 of our consolidated financial statements.

Alberta Treasury Board (“ATB”) financing

On March 31, 2019, we assumed the ATB financing liability associated with the Delta and Aldergrove facilities. The amount of the loan outstanding at March 31, 2019 was $95,000. The facility bears interest at prime plus 1.0% and matures on October 31, 2021. Quarterly principal payments are $2,500. On June 14, 2019 the Company settled this financing liability and accrued interest through the payment of cash.

Other

Additionally, mortgages have been obtained from Farm Credit Corporation (“FCC”) and the Business Development Bank of Canada which bear annual interest rates of 4.5% to 5.3%, and prime plus 3.1%, and which mature between December 1, 2019 and May 15, 2028. Together, these mortgages amounted to $7,837 at March 31, 2019 (March 31, 2018 - $6,514). The Company also has revolving lines of credit for up to $6,018 with FCC, which were undrawn as at March 31, 2019.

As at March 31, 2019, Company has following contractual, undiscounted obligations related to accounts payable and accrued liabilities, and long-term debt:

	As at March 31, 2019
(CDN $000's)	Carrying amount	Contractual cash flows	Year 1	Years 2 - 3	Years 4 and after - 5

Accounts payable and accrued liabilities	$226,533	$226,533	$226,533	$-	$-
Long-term debt, including current portion	945,975	833,722	44,101	149,799	639,822

	$1,172,508	$1,060,255	$270,634	$149,799	$639,822

Contractual obligations and commitments

The Company leases production and retail space under operating leases which range in expiration from April 2019 to November 2046 and also has royalty, capital, and other purchase commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

As at March 31, 2019 future commitments, which include minimum lease payments and capital and other purchase commitments, due in each of the next five fiscal years are as follows:

2020	$468,843
2021	28,448
2022	18,488
2023	18,023
2024	16,977
Thereafter	134,021

$684,800

Of the $468,843 in commitments due in fiscal 2020, $374,734 relates to capital expenditures for the continued expansion of our facilities in Smiths Falls, the construction of growing facilities in Edmonton, Alberta and St. John’s, Newfoundland and Labrador, and the completion of our greenhouses in Aldergrove and Delta.

Discussion of market risk and credit risk

The Company’s activities expose it to a variety of financial risks, including market risk (i.e., foreign currency risk and interest rate risk) and credit risk.

Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. The Company faces market risk from the impact of changes in foreign currency exchange rates, changes in interest rates, and changes in market prices due to other factors including changes in equity prices. Financial instruments held by the Company that are subject to market risk include cash and cash equivalents and marketable securities denominated in currencies other than the Canadian dollar, investments in other financial assets, and variable-rate debt. The categories of financial instruments that can give rise to significant variability are described below:

Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by the Company will fluctuate because of changes in foreign currency rates. The Company has exposure to the U.S. dollar, Euro, Danish Krone and certain other currencies through its investments in foreign operations. Consequently, fluctuations in the Canadian dollar exchange rate against these currencies increase the volatility of net income (loss) and other comprehensive income (loss).

The Company is mainly exposed to the U.S. dollar and a 10% increase or decrease in the U.S. dollar against the Canadian dollar on assets and liabilities would result in a decrease or increase of approximately $1,548 and $291,469 in net loss and comprehensive loss, respectively, for the year ended March 31, 2019. At March 31, 2019, the Company has not entered into any hedging agreements or purchased any financial instruments to hedge its foreign currency risk.

Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in interest rates. The Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable-rate debt, which consists of certain borrowings with a total principal value of $97,471 at March 31, 2019 (March 31, 2018 - $nil). The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at March 31, 2019, the Company’s cash and cash equivalents, and market securities, consist of $2,821,512 (March 31, 2018 - $65,395) in guaranteed investment certificates which have fixed rates of interest.

Other market risk

The Company holds other financial assets and liabilities in the form of investments in shares, warrants, options and put liabilities that are measured at fair value and recorded through either net income (loss) or other comprehensive income (loss). The Company is exposed to price risk on these financial assets, which is the risk of variability in fair value due to movements in equity or market prices. Information regarding the fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis, and the relationship between the unobservable inputs used in the valuation of these financial assets and their fair value is presented in Note 31(d) of the annual consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is exposed to credit-related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company has limited risk due to the fact that the majority of recreational cannabis sales are transacted with Canadian provincial/territorial agencies, and the majority of medical cannabis and other sales are transacted with credit cards.

The carrying amount of cash and cash equivalents, marketable securities, short-term restricted investments and amounts receivable represent the maximum exposure to credit risk and as at March 31, 2019, this amounted to $4,643,357 (March 31, 2018 - $344,649). Since the inception of the Company, no losses have been suffered in relation to cash held by its banking institutions.

As at March 31, 2019, 89% of the Company’s accounts receivable are considered current (March 31, 2018 – 96%). The Company’s accounts receivable are primarily driven by sales to government agencies. As at March 31, 2019, accounts receivable from government agencies accounted for 72% of trade accounts receivable (March 31, 2018 – 19%).

Shareholders’ equity

The Company’s authorized share capital is an unlimited number of common shares of which 345,878,755 common shares were issued and outstanding as at June 19, 2019, after including 6,940,531 escrowed shares to be released after meeting certain conditions (March 31, 2018 – 199,557,208 common shares after including 236,277 escrowed shares to be released after meeting certain conditions).

The Company has 31,374,828 stock options outstanding at June 19, 2019, under the Company’s Omnibus Incentive Plan at prices between $0.22 and $67.64 per share (March 31, 2018 – 17,245,835 option shares).

At June 19, 2019, the Company had 159,106,116 warrants for common shares outstanding, after including 51,272,592 warrants for common shares treated as a derivative liability with a nominal value, at prices between $12.98 and $50.40, which expire between January 31, 2020 and November 1, 2021.

At June 19, 2019, there were up to 5,371,154 shares to be issued on the completion of acquisition and asset purchase milestones. In certain cases, the number of shares to be issued is based on the volume-weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at March 31, 2019. The number of shares excludes shares to be issued on July 4, 2023 to the previous shareholders of Spectrum Colombia and Canindica based on the fair market value of the Company’s Latin American business on that date.

Off-statement of financial position arrangements

The Company has no off-statement of financial position arrangements other than those as stated below in the section titled “Transactions with related parties”.

Transactions with related parties

On August 3, 2018, the Company acquired all of its unowned interests in CHI to increase its total ownership to 100% of CHI’s issued and outstanding shares.  Immediately preceding the acquisition, CHI amalgamated with its wholly-owned subsidiary, Canopy Animal Health (“CAH”). In addition, the vesting of certain CHI and CAH options was accelerated and certain options were exercised. CHI shares and options were exchanged at a ratio of 0.379014 CHI shares to 1 Canopy Growth share or replacement option, resulting in 2,591,369 common shares, 568,005 replacement options and 485,572 common shares (of which 217,859 are subject to certain trading restrictions – the “Compensation Shares”) being issued. This consideration included 278,230 shares and 154,208 replacement options that were issued to key management personnel of the Company that were shareholders and option holders in CHI. The fair value of the shares issued totaled $98,034 which is comprised of $87,717 calculated as the 2,591,369 common shares issued at the Company’s share price of the date of the transaction and $10,317 which reflects the fair value of the Compensation Shares issued, calculated using a Black-Scholes model.

On November 16, 2018, the Company acquired two previously leased facilities from a company controlled by Murray Goldman, a former director of the Company for cash proceeds of $31,281, including $1,454 to repay the loan to Mr. Goldman’s company. Mr. Goldman resigned from the Board on November 1, 2018, following the previously discussed investment by Constellation. The basis for the consideration paid was supported by independent appraisals of the properties. The Company continues to lease one Toronto facility from Mr. Goldman’s company. The Toronto facility leases had original expiration dates on October 15, 2018 and August 31, 2024 and the Edmonton facility lease was to expire on July 31, 2037. One of the Toronto facilities and the Edmonton facility were purchased on November 16, 2018, for $29,827. Included in the expenses for the year ended March 31, 2019 for rent and operating costs was $1,259 (for the year ended March 31, 2018 - $2,686).

The Company has entered into cannabis offtake agreements with certain of its equity method investees and entities in which it holds equity or other financial instruments. These agreements are in the normal course of operations and will be measured at the exchange amounts agreed to by the parties.

PART 5 – CRITICAL ESTIMATES, CRITICAL JUDGMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (refer to discussion below), that have the most significant effect on the amounts recognized in the consolidated financial statements.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in net income (loss).

Control, joint control or level of influence

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. Information about these judgments is included in Notes 11, 12 and 27 of our annual consolidated financial statements.

Critical accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value. Further information on estimates used in determining the fair value of biological assets is contained in Note 8 of our annual consolidated financial statements.

Estimated useful lives and depreciation and amortization of property, plant and equipment and intangible assets

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used. To calculate the share-based compensation expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned if and when they will be issued based on estimated discounted probabilities.

Fair value measurements

Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available, the Company will engage third party qualified valuers to perform the valuation.

Information about the valuation techniques and inputs used in determining the fair value is disclosed in the notes to our annual consolidated financial statements: biological assets is disclosed in Note 8; the acquired intangible assets in Note 27(a), the retained interest in our investment in Agripharm in Note 27(d); and financial instruments in Note 31.

Adoption of new and revised IFRS standards

The Company has adopted the following new or amended IFRS standards for the interim and annual periods beginning on April 1, 2018.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is to follow a five-step model to determine the amount and timing of revenue to be recognized:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations within the contract
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the sale of cannabis to medical and recreational customers is recognized when the Company transfers control of the good to the customer. In some cases, judgement is required in determining whether the customer is a business or the end consumer. This evaluation was made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms.

The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return.

The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. There were no adjustments recognized on the adoption of IFRS 15 in the year ended March 31, 2019.

IFRS 9, Financial Instruments ("IFRS 9")

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The classification is based on two criteria: the Company’s business objectives for managing the assets; and whether the financial instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the “SPPI test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date. Financial liabilities are classified in a similar manner as under IAS 39.

The assessment of the Company’s business models for managing its financial assets was made as of the date of initial application of April 1, 2018 or on initial recognition. The assessment of whether contractual cash flows on debt investments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Financial assets

Initial recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

•

Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

•

Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument-by-instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from other comprehensive income (“OCI”) directly to Deficit.

•	FVTPL – Financial assets that do meet the criteria for amortized cost or FVOCI are measured at FVTPL.

The Company has elected to measure certain of its investments in equity instruments, which are included in Other financial assets on the Company’s consolidated statements of financial position (see Note 12 to the annual consolidated financial statements), at FVOCI on transition or initial recognition as these investments are long-term and strategic in nature, and net changes in fair value are more suited to be presented in OCI.

Other financial assets includes certain other repayable debentures/royalty interests that were classified as loans and receivables and measured at amortized cost under IAS 39. Under IFRS 9, these investments are classified and measured at FVTPL as they fail the SPPI test. The change in classification of the investments did not impact their carrying amount on the transition date.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

•

FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

•

Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9, other than the convertible debentures, are initially measured at fair value and subsequently measured at amortized cost. The convertible debentures issued by the Company in June 2018 have been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the debenture contains multiple embedded derivatives.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	Amortized cost
Marketable securities	Not applicable	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Interest receivable	Loans and receivables	Amortized cost
Other financial assets	Available for sale, loans and receivables, and FVTPL	FVOCI and FVTPL
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Convertible debentures	Not applicable	FVTPL
Vert Mirabel put liability	FVTPL	FVTPL
Acquisition consideration related liabilities	FVTPL	FVTPL

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no difference was noted. As a result, no incremental impairment loss has been recognized upon transition and at April 1, 2018.

New and revised IFRS standards in issue but not yet effective

IFRS 16, Leases (“IFRS 16”)

IFRS 16 was issued by the IASB in January 2016 and brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease or an entity's incremental borrowing rate if the implicit rate cannot be readily determined. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17, Leases (“IAS 17”) operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

IFRS 16 is effective for the Company for its year beginning April 1, 2019 with early adoption permitted. The Company is continuing to assess the impact of this new standard on its financial position and financial performance.

Amendments to IFRS 3, Business Combinations (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business.

The amendments are effective for business combinations and asset acquisitions occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

Change in accounting policies

Effective April 1, 2018, the Company has changed its accounting policy with respect to production and fulfillment related depreciation. Prior to this change the Company expensed all depreciation and amortization costs as operating expenses. The Company now capitalizes production related depreciation and amortization to biological assets and inventory and expenses this depreciation to costs of goods sold as inventory is sold. In addition, depreciation and amortization associated with shipping and fulfillment will be recorded to cost of goods sold as incurred. Previously this depreciation and amortization was grouped with other depreciation and amortization on the consolidated statements of operations. The Company believes that the revised policy and presentation provides more relevant financial information to users of the consolidated financial statements.

The Company’s revised accounting policies are as follows:

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, shipping and fulfillment costs. The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the consolidated statements of operations of the related reporting year. Seeds are measured at fair value.

Inventories

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

The line item “Inventory production costs expensed to cost of sales” in the consolidated statements of operations is comprised of the cost of inventories expensed in the year and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation.

The change in accounting policy has been applied retrospectively. The Company has restated the comparative figures in the consolidated statements of operations and the consolidated statements of cash flows and the effects of the change described above on the line items in the consolidated statements of operations and statements of cash flows for the year ended March 31, 2018 are included in Note 3(c) of our annual consolidated financial statements.

PART 6 – DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of disclosure controls was done under the supervision and with the participation of management, including our Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our Co-CEOs and CFO concluded that, because of the material weakness in our internal control over financial reporting described below, our disclosure controls were not effective as at March 31, 2019.

Internal Control Over Financial Reporting

National Instrument 52-109 requires the Co-CEOs and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Co-CEOs and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its Co-CEOs and CFO, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of March 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2019, as described below.

Previously Identified Material Weakness Not Fully Remediated – End User Computer (“EUC”)

As of March 31, 2019, management concluded that the internal controls over Company-wide EUC spreadsheets are not fully remediated and constituted a material weakness. This material weakness was initially identified as of March 31, 2017. The accounting complexities encountered in financial reporting rely on complex spreadsheets, most significantly around the valuation of inventory and biological assets and the related classification of line items on the consolidated statements of operations. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with access security, data entry and evidence of review of completed spreadsheets.

During fiscal 2019, the growth of the Company added to the volume and/or complexity of spreadsheets, offset by progress with the implementation of an Enterprise Resource Planning (“ERP”) system to reduce spreadsheet reliance, and progress on the implementation of EUC spreadsheet controls. However, management has determined that the material weakness related to EUC has not been fully remediated as of the date hereof. Material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management is able to conclude, through testing, that these controls are operating effectively.

Remediation Plan and Activities

Management continues to strengthen and improve controls related to the remaining material weaknesses related to EUC in the following ways:

•

Additional resources, including the continued engagement of third party resources as needed, have been added to support and assist in implementing applicable EUC spreadsheet control infrastructure for expected ongoing reliance to a degree on EUC spreadsheets;

•	Continue to reduce the use of EUC spreadsheets where possible through relevant systems. For example, the ERP implementation in process is reducing the use and reliance on EUC spreadsheets.

Remediation is expected to be completed within fiscal 2020.

There have been no changes in the Company’s ICFR during the three months ended March 31, 2019 that have materially affected, or are likely to materially affect, the Company's ICFR.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the Co-CEOs and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

The Company’s management, with the participation of its Co-CEOs and CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Annabis (acquired on April 16, 2018), DCL (acquired on May 30, 2018), Spectrum Colombia (acquired on July 5, 2018), CHI (acquired on August 3, 2018), Hiku Brands Company Ltd. (“Hiku”) (acquired on September 5, 2018), ebbu (acquired 100% interest on November 23, 2018), POS (acquired 100% control on November 23, 2018), Storz & Bickel (acquired 100% interest on December 6, 2018), and Cafina on March 25, 2019.

The operations of Annabis, DCL, Spectrum Colombia, CHI, Hiku, ebbu, POS, Storz & Bickel, and Cafina, combined, represent approximately 21% of the Company’s assets (approximately 2% of current assets and 54% of non-current assets); they also represent approximately 33% of current liabilities and 13% of long-term liabilities, 14% of the Company’s revenues and 7% of operating expenses for the year ended March 31, 2019.

PART 7 - RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition and results of operations may suffer significantly.

Changes in Laws, Regulations and Guidelines

On October 17, 2018, the Cannabis Act came into effect. Uncertainty remains, however, with respect to the implementation of the Cannabis Act as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these laws, regulations and guidelines on the Company’s business, including increased costs of compliance and other potential risks, remain uncertain and, accordingly, may cause the Company to experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Company’s business, financial condition and results of operations, as it may be difficult to establish brand loyalty. In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition and results of operation of Canopy Growth.

There is no guarantee that provincial legislation regulating the retail distribution and sale of cannabis for adult use purposes will remain unchanged or that it will be implemented in a way that is favourable to the Company. It is possible for significant legislative amendments to be enacted in each province to address any current or future regulatory issues or perceived inadequacies in the distribution of cannabis. There is no guarantee that provincial or territorial legislation regulating the distribution and sale of cannabis for adult-use purposes will create the growth opportunities that are currently anticipated by Canopy Growth.

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other ingestibles are currently prohibited from sale, but new regulations under the Cannabis Act will come into force on October 17, 2019 to permit edibles, concentrates and other ingestibles to be available for sale no earlier than mid-December 2019. While regulations have been released, the impact of these regulatory changes on the business of Canopy Growth is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

Compliance with Laws

The Company’s operations are subject to various laws, regulations and guidelines that may change over time. The Company will endeavour to comply with all relevant laws, regulations and guidelines at all times but may not maintain internal policies and procedures adequate to ensure compliance with the various laws, regulations and guidelines to which they are subject. There is also a risk that the Company’s interpretation of laws, regulations and guidelines, including, but not limited to, the Cannabis Act, the associated regulations, various U.S. state regulations and applicable stock exchange rules and regulations, may differ from those of others, including those of government authorities, securities regulators and exchanges, and the Company’s operations may not be in compliance with such laws, regulations and guidelines. While the Company may be compliant today, it may not be compliant following changes to any laws, regulations or guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, and the impact of any delays in obtaining or failures to obtain regulatory approvals required by the Company may significantly delay or impact the development of the Company’s business and operations and could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, any potential noncompliance could cause the Company’s business, financial condition and results of operations to be adversely affected. Further, any amendment to or replacement of the Cannabis Act or other applicable rules and regulations governing the Company’s activities may cause adverse effects on Canopy Growth’s business, financial condition and results of operations. The risks to the Company’s business associated with any amendment or replacement of the Cannabis Act or any subsequent regulatory changes in Canada or the United States could reduce the available market for products or services and could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. The Company may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, court rulings or more stringent application of existing laws or regulations, may have a material adverse impact on the Company, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities, or other significant changes in the Company’s business plans, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes, other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Canopy Growth.

Due to the complexity and nature of the Company’s operations, various legal and tax proceedings may be in progress from time to time. If the Company is unable to resolve any of these proceedings favourably, there may be a material adverse effects on Canopy Growth.

International Laws

Cannabis-related financial transactions are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability. Each prospective investor should contact his, her or its own legal advisor.

Operational, Regulatory and Other Risks

Cannabis operations generally involve a high degree of risk. The Company is subject to the hazards and risks normally encountered in the cannabis industry. Should the Company be affected by any of these risks or hazards, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce cannabis, (ii) cause delays or stoppage of operations, (iii) cause personal injury or death and related legal liability, or (iv) result in the loss of insurance coverage. The occurrence of any of these risks or hazards could have a material adverse effect on the Company and the price of the common shares.

The Company may continue to expand into other geographic areas, product categories or market segments, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisitions, investment and/or expansion opportunities or integrate such operations successfully with the Company’s existing operations.

Constellation is a Significant Shareholder

As a result of the Company’s relationship with Constellation, the Company’s business and future operations may be adversely affected by changes in the business, market price, directors, officers or employees of Constellation. Constellation has a significant influence and control over the Company’s business and operations due to its ownership interest and its rights under the Second Amended Investor Rights Agreement.

Constellation owns a substantial number of the outstanding common shares (on a fully diluted basis) and, through its pre-emptive rights and top-up rights, has the ability to maintain its ownership level. Constellation is also entitled to designate four nominees for election or appointment to the Company’s Board of Directors. As such, Constellation is in a position to exercise significant influence over the Company, including matters requiring shareholder approval, such as the election of directors, change of control transactions and the determination of other significant corporate actions. There can also be no assurance that the interests of Constellation will align with the interests of the Company or the Company’s shareholders, and Constellation will have the ability to influence certain actions that may not reflect the intent of the Company or the best interests or the Company or its shareholders. The presence of Constellation could limit the price that investors or an acquirer may be willing to pay for common shares and may therefore delay or prevent a change of control or take-over bid of Canopy Growth.

Pursuant to the Second Amended Investor Rights Agreement, Constellation also has certain consent rights which could delay or prevent the completion of certain transactions that may otherwise be beneficial to the Company’s shareholders. The Company may also enter into other arrangements with Constellation. As a result, the Company may be dependent on Constellation, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Limited Operating History

The Company has a limited history of operations and is in an early stage of development as it attempts to create a global infrastructure to capitalize on the opportunity in the cannabis industry. Accordingly, the Company is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel, other resources, and lack of revenue. The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success. There is no assurance that the Company will be successful and its likelihood of success must be considered in light of its stage of operations.

The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability. The Company has also incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase its capital investments and operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Execution of Business Strategy

An important part of the Company’s business strategy involves expanding operations in international markets, including in markets where it currently does not operate. The Company may be unable to pursue this strategy in the future at the desired pace or at all. The Company may be unable to, among other things, identify suitable companies to acquire or invest in; complete acquisitions on satisfactory terms; successfully expand the Company’s infrastructure and sales force to support growth; achieve satisfactory returns on acquired companies, particularly in countries where it does not currently operate; or enter into successful business arrangements for technical assistance or management expertise outside of North America.

The process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. The Company can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Company’s business, financial condition or results of operations.

If the Company succeeds in expanding its existing businesses, that expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, the Company’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of North America. Consequently, in order to manage growth effectively, the Company may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls, or make other capital expenditures. The Company’s business, financial condition and results of operations could be adversely effected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on internal systems and controls. The Company’s ability to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The Company’s inability to deal with this growth may have a material adverse effect on its business, financial condition, results of operations and growth prospects.

Difficulty to Forecast

The Company will need to rely largely on its own market research to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition and results of operations.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Canopy Growth. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect its operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with the Company’s interests. In addition, the Company may be competing with these persons for available opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the best interests of Canopy Growth.

Litigation

The Company may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a material adverse effect on Canopy Growth. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of Canopy Growth. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on its financial position.

Competition

As the adult-use cannabis market continues to mature, consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption away from medical cannabis and towards adult-use cannabis, resulting in increased levels of competition in the medical cannabis market. As the adult-use cannabis market continues to mature, the entry of new competitors may also increase the level of competition in the cannabis market as a whole. This increase in competition may have a negative impact on the Company’s business.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the Company’s business, financial condition and results of operations. The Company may not be able to enter into supply agreements or negotiate favourable prices. If the Company is unable to achieve its business objectives, such failure could materially and adversely affect the Company’s business, financial condition and results of operations. Moreover, competitive factors may result in the Company being unable to enter into desirable arrangements with new partners, to recruit or retain qualified employees or to acquire the capital necessary to fund its capital investments.

The Government of Canada has only issued a limited number of licences to cultivate and/or process cannabis under the Cannabis Act. There are also numerous applicants for licences. The number of licences granted could have an impact on the Company’s operations. The Company may also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid licence. Despite raids of dispensaries, many dispensaries are still in operation, providing additional competition.

If the number of users of medical and/or adult-use cannabis increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. Additionally, the legal landscape for medical and adult-use cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another, and some of these countries may pass laws allowing for the production and distribution of adult-use cannabis as well. Increased international competition could materially adversely affect the Company’s business, operations or growth prospects.

Reputational Risks

The Company believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with currently held views. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the cannabis industry and demand for its products and services, which could affect the Company’s business, financial condition and results of operations and cash flows. The Company’s dependence upon consumer perception means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, its business, financial condition, results of operations and cash flows. Further, adverse publicity, reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

In addition, parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis related business activities. For example, the Company could receive a notification from a financial institution advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Company may, in the future, have difficulty establishing or maintaining bank accounts or other business relationships that it needs to operate its business. Failure to establish or maintain business relationships could have a material adverse effect on Canopy Growth.

Stock Exchange Restrictions

The Company is subject to restrictions from the exchanges on which the common shares are listed which may constrain the Company’s ability to expand its business internationally. The Company must comply with the TSX and NYSE guidelines when conducting business, especially when pursuing international opportunities in the United States.

On October 16, 2017, the TSX provided guidance regarding the application of the TSX Requirements for issuers with business activities in the cannabis sector. In TSX Staff Notice, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the TSX Requirements could have an adverse effect on the Company’s business.

Risks Associated with Divestment and Restructuring

In certain circumstances, the Company may decide, or be required, to divest certain of its interests. In particular, if any of the Company’s interests give rise to a violation of any applicable laws and regulations, including United States federal law, the Company may be required to divest its interest or risk significant fines, penalties, administrative sanctions, convictions, settlements or delisting from the TSX and/or the NYSE. For instance, if the Company determines that the operations are not compliant with U.S. laws or the policies of the TSX and NYSE, the Company will use its commercially reasonable best efforts to divest of the Company’s interest in the event that it cannot restructure its holdings. There is no assurance that these divestitures will be completed on terms favourable to the Company, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on the Company may never be realized or may not be realized to the extent the Company anticipates. Not all of the Company’s interests are liquid, and such interests may be difficult to dispose of and subject to illiquidity discounts on divestiture. Any required divestiture or an actual or perceived violation of applicable laws or regulations by the Company could have a material adverse effect on the Company, including on its reputation and ability to conduct business, the listing of the common shares on the TSX and NYSE, the Company’s financial position, operating results, profitability or liquidity or the market price of the common shares. In addition, it is difficult for the Company to estimate the time or resources that may be required for the investigation of any such matter or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

If the Company decides, or is required, to restructure its interests to remain in compliance with laws or stock exchange requirements, such restructuring could result in the write-down of the value of the Company’s interests, which could have a material adverse effect on its business, financial condition and results of operations.

Operational Structure

The majority of the Company’s assets are the capital stock of its material subsidiaries. The Company conducts substantially all of its business through its subsidiaries, which generate substantially all of the Company’s revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Reliance on Licenses

The Company is dependent on its existing licences in order to grow, store and sell cannabis. These licences are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences could have a material adverse impact on the Company’s business, financial condition and operating results. There can be no guarantee that a licence will be extended or renewed or, if extended or renewed, that they will be extended or renewed on terms that are favourable to the Company. Should a licence not be extended or renewed or should it be extended or renewed on terms that are less favourable to the Company than anticipated, its business, financial condition and results of the operations could be materially adversely affected.

In addition, the Company’s ability grow its business is dependent on securing and maintaining certain new licences, particularly retail licences and licences in international jurisdictions. Failure to comply with the requirements of any licence application or failure to obtain and maintain the appropriate licences with the relevant authorities would have a material adverse impact on the Company’s business, financial condition and results of operations. There can be no guarantees that regulatory authorities will issue the required licences.

Reliance on Facilities

The licences held by the Company are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the Company’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

All facilities continue to operate with routine maintenance. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Company’s operations and financial performance may be adversely affected if the it is unable to keep up with maintenance requirements.

Certain contemplated capital expenditures in Canada, including the construction of additional growing rooms and the expansion of cannabis oil extraction capacity, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect the Company’s business, financial condition and results of operations.

Dependence upon Key Personnel.

The Company’s success is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (the “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the

Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

In addition, certain individuals occupying a “key position” with license holders such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”) must hold a valid security clearance issued by the Minister. There is no assurance that any existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of certain operations. In addition, if an individual in a key operational position leaves and the Company is unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, the Company may not be able to conduct its operations at planned production volume levels or at all, which could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Reliance on Key Inputs

The Company is dependent on a number of key inputs and their related costs, including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the Company’s financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition and operating results.

Vulnerability to Rising Energy Costs

The Company’s growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the Company’s business and its ability to operate profitably, which could have a materially adverse effect on the Company’s business, financial condition and operating results.

Dependence on Suppliers and Skilled Labour.

The Company’s ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the Company’s financial results.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may have a significant impact on the size and quality of the harvest of the crops processed by the Company. Significant increases or decreases in the total harvest will impact the sales of the Company’s products and, consequently, the profits and results of the Company’s operations. High degrees of quality variance can also affect processing velocity and capacity utilization, as the processes required to potentially upgrade lower or more variable quality product can slow overall processing times. There can be no assurance that natural elements will not have a material adverse effect on the production of products by Canopy Growth.

Transportation Risks

The Company depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the Company’s financial condition and results of operations. Rising costs associated with the courier services that the Company uses to ship its products may also adversely impact its business and its ability to operate profitably.

Due to the nature of the Company’s products, security of the product during transportation is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Company’s business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of government regulators, could also have an impact on the Company’s ability to continue operating under its current licences or impact the prospects of renewing its licences.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company’s profitability is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company.

Insurance Risks

While the Company may have insurance to protect its assets, operations and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability not covered by insurance or in excess of policy limits, or if it were to incur such liability at a time when it is not able to obtain liability insurance, the Company’s business, financial condition and results of operations may be adversely affected.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, the Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or restrictions on the Company’s production operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition and/or results of operations.

The Company received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, it must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act. The Company filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry. On May 8, 2017, the Company received notice that the Ontario Ministry has begun their technical review of the application and as of the date of this MD&A, it is still under review.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claims or regulatory action against the Company could result in increased costs to the Company, could adversely affect the Company’s reputation generally, and could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. The Company may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company is subject to recall, the Company’s reputation and the reputation of that product could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Company’s results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Company.

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Company’s business, operating results and financial condition.

Contracts with Provincial and Territorial Governments

The Company’s current revenues are largely dependent upon its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces are amended, terminated or otherwise altered, the Company’s sales and operating results could be adversely affected, which could have a material adverse effect on the Company’s business, operating results and financial condition.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected, which could have a materially adverse effect on the Company.

Risks Inherent in Acquisitions and Investments

The Company may enter into acquisitions or investments with third parties that it believes will complement or augment its existing business. The Company’s ability to form strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and/or may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and/or contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the Company’s claim to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a material adverse effect on the Company.

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Governmental Regulations

Cannabis operations are subject to extensive laws and regulations. The costs of compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not continue to develop or operate its businesses. Moreover, it is possible that future regulatory developments could result in substantial costs and liabilities for the Company in the future such that it would not continue to develop or operate its business. In addition, the Company is subject to various laws, regulations and guidelines, including, but not limited to the Cannabis Act and applicable stock exchange rules and regulations.

Cannabis is a Controlled Substance in the United States

The Company is indirectly involved in ancillary activities related to the cannabis industry in jurisdictions in the United States where local state law permits such activities and, by virtue of, among other transactions, the Acreage Arrangement and the Company’s holding of exchangeable shares of TerrAscend, the Company may be indirectly associated with the cultivation, processing or distribution of cannabis in the United States. In the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 33 states, and the District of Columbia, that have now legalized cannabis in some form, including California, Nevada, New York, New Jersey, Washington and Florida. Investors are cautioned that, notwithstanding the permissive regulatory environment of cannabis in certain states, cannabis continues to be categorized as a controlled substance under the CSA and, as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations is a major risk factor.

As a result of the memorandum issued on January 4, 2018 by then U.S. Attorney General Jeff Sessions (the “Sessions Memorandum”), federal prosecutors have prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities and, as a result, it is uncertain how active federal prosecutors will be in relation to such activities. There can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

U.S. federal law pre-empts state law in these circumstances, so that the U.S. federal government can assert criminal violations of federal law despite state law. The level of prosecutions of state-legal cannabis operations is entirely unknown; nevertheless, the most recent stated position of the current administration is relatively hostile to legal cannabis, and furthermore can potentially be changed at any time by the Department of Justice to become more hostile. If the Department of Justice opted to pursue a policy of aggressively pursuing financiers or equity owners of cannabis-related businesses, and United States attorneys followed such Department of Justice policies through the pursuit of prosecutions of such financers or equity owners, then both Acreage and TerrAscend, for instance, could face (i) seizure of their cash and other assets used to support or derived from their business activities; and/or (ii) the arrest of its employees, directors, officers, managers and/or investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis.

Particularly now that the memorandum authored in August 2013 by then Deputy Attorney General James Cole (the “Cole Memorandum”) has been rescinded, the Department of Justice under the current administration or an aggressive federal prosecutor could allege that the Company and the Company’s Board of Directors, and potentially its shareholders, “aided and abetted” violations of federal law as a result of the Acreage Arrangement or other transactions involving the Company. In these circumstances, the Company may lose its entire investment and directors, officers and/or its shareholders may be required to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on the TSX, NYSE or other exchanges, its financial position, operating results, profitability or liquidity or the market price of its listed securities. Overall, an investor’s contribution to and involvement in the Company’s activities may result in federal civil and/or criminal prosecution, including forfeiture of his or her entire investment.

2018 Farm Bill Risks

The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA’s responsibilities include regulating ingredients in, as well as the marketing and labeling of, drugs sold in interstate commerce.

If cannabis or THC or CBD derived from cannabis are re-categorized as Schedule II or lower controlled substances, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis, THC or CBD derived from cannabis may materially alter enforcement policies across many federal agencies, primarily the FDA. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp, sold outside of state-regulated cannabis businesses. If cannabis or THC or CBD derived from cannabis were to be rescheduled as federally controlled, yet legal, substances, the FDA would likely play a more active regulatory role. Further, in the event that the pharmaceutical industry directly competes with state-regulated cannabis businesses for market share, as could potentially occur with rescheduling, the pharmaceutical industry may urge the DEA, FDA and others to enforce the CSA and FDCA against businesses that comply with state but not federal law.

On December 20, 2018, the 2018 Farm Bill was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the 2018 Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The U.S. Department of Agriculture has been tasked with promulgating regulations for the industrial hemp industry, which, among other things, requires the Department of Agriculture to review and approve any state-promulgated regulations relating to industrial hemp. Until such time as the Department of Agriculture approves a state’s industrial hemp regulations, commercial sale of industrial hemp may not be permissible. The timing of such Department of Agriculture regulations cannot be assured. Further, under the 2018 Farm Bill, the FDA has retained authority over the addition of CBD to products that fall within the FDCA. There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. It is not yet known what role the FDA will have in regulating industrial hemp and CBD derived from industrial hemp.

The potential for multi-agency enforcement post-rescheduling of cannabis and post-removal of industrial hemp from the CSA could threaten or have a materially adverse effect on the Company’s operations of existing state-legal cannabis businesses, including Acreage.

Entry Bans into the United States

Cannabis remains illegal under U.S. federal law. Individuals employed at or investing in cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with cannabis businesses. Entry to the U.S. is granted at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers that previous use of cannabis, or any substance prohibited by U.S. federal laws, could result in denial of entry to the U.S. Business or financial involvement in the cannabis industry in Canada or in the U.S. could also be reason enough for CBP officers to deny entry. On September 21, 2018, CBP released a statement outlining its position with respect to enforcement of the laws of the U.S. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the cannabis industry in U.S. states or Canada may affect admissibility to the U.S. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible. Employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as Canopy Growth), who are not U.S. citizens, face the risk of being barred from entry into the U.S. for life.

Banking Risks

Cannabis businesses that operate in the U.S. may have difficulty accessing the services of banks and processing credit card payments, which may make it difficult for the Company to operate in the United States. In February 2014, the FCEN issued guidance with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defences from examination or regulatory or criminal enforcement actions by the Department of Justice, FCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation on the Company’s ability to open or maintain bank accounts in the U.S., obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct its business as planned in the United States.

Enforceability of Contracts

Certain contracts entered into by the Company into involve cannabis-related businesses and other activities. In some jurisdictions, the Company may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Operations in Emerging Markets

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socio-economic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Corruption and Fraud

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial condition and results of operations.

Inflations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experiences high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates charged to customers to fully offset the impact of inflation on its cost structures, which could adversely affect the Company’s financial condition or results of operations.

Restrictions on the Acquisition or Use of Properties by Foreign Investors

Non-resident individuals and legal entities operating in foreign jurisdictions may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply in certain countries to legal entities domiciled in such countries which are controlled by foreign investors, such as the Company. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and its ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, any of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist with governmental relations. The Company must rely, to some extent, on those members of management and the Board of Directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is or will be subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Future Sales or Issuances of Securities

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of its securities will have on the market price of the common shares.

Additional issuances of the Company’s securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of a substantial number of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of the Company’s securities by the Company’s shareholders, including Constellation, or the availability of such securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

Liquidity and Additional Financing

The Company’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Company’s current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the cannabis industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the cannabis industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Common Share is also likely to be affected by changes in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: lessening in trading volume and general market interest in the Company’s securities may affect a purchaser’s ability to trade significant numbers of common shares; and the size of the Company’s public float, particularly given the number of common shares held by Constellation, may limit the ability of some institutions to invest in the Company’s securities.

Increased Volatility for Dual Listed Common Shares

The Company’s listing on both the TSX and NYSE may increase price volatility due to various factors, including the ability to buy or sell common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the common shares.

Liquidity of the Common Shares

The common shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where Constellation did not have the ability to significantly influence or determine matters affecting the Company. Constellation’s significant voting interest may discourage transactions involving a change of the Company’s control, including transactions in which an investor, as a holder of common shares, might otherwise receive a premium for its common shares over the then-current market price.

Market for Securities

The Company’s shareholders may be unable to sell significant quantities of common shares into the public markets without a significant reduction in the price of the common shares, or at all. There can be no assurance that there will be sufficient liquidity of the common shares, nor that Canopy Growth will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other recognized stock exchange.

Sale of Common Shares by Constellation

Constellation is not contractually committed to maintaining an equity stake in the Company. Subject to compliance with applicable securities laws, Constellation may sell some or all of their common shares. The Second Amended Investor Rights Agreement contains registration rights, on terms customary for a significant shareholder, pursuant to which the Company has agreed to facilitate sales of common shares by Constellation. In addition, Constellation has the right to require the Company to make disclosure to permit it to sell in certain circumstances. The impact of future sales of common shares by Constellation may have an adverse impact on the market price of the common shares.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company’s Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis, or at all. The Company has no plans to pay any dividends, now or in the near future.

TSX and NYSE Listings

The Company must meet continuing listing requirements to maintain the listing of the common shares on the TSX and NYSE. The inability to meet the continuing listing requirements could adversely affect the results of the Company’s operations or its financial condition.

Foreign Private Issuer Status

In order for the Company to maintain its status as a foreign private issuer, a majority of the common shares must be either directly or indirectly owned by non-residents of the U.S., unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the common shares are held in the United States and it fails to meet the additional requirements necessary to maintain its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the common shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the SEC and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

The Company is also subject to corporate governance standards that apply to foreign private issuers listed on the NYSE and registered with the SEC in the United States. Although the Company substantially complies with NYSE’s corporate governance guidelines, the Company is exempt from certain NYSE requirements because it is subject to Canadian corporate governance requirements. The Company may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

The Company anticipates that for the fiscal year ended March 31, 2020, it will be required to document and test its internal control procedures to satisfy the requirements of Section 404 of SOX and SEC rules promulgated thereunder (collectively, “Section 404”). Section 404 requires management to conduct an annual assessment of the Company’s internal control over financial reporting and requires its external auditors to conduct an independent assessment of the effectiveness of its internal control over financial reporting. The Company’s internal control over financial reporting may not be effective, or the Company may not be able to maintain the effectiveness of its internal control over financial reporting. The Company may not be able to maintain effective internal control over financial reporting on an ongoing basis if standards are modified, supplemented or amended from time to time. While the Company is not yet subject to Section 404, in connection with its reporting requirements in Canada, the Company has reported in this MD&A that its internal control over financial reporting was not effective due to a material weakness. In addition, due to the same material weakness, the Company reported that its disclosure controls and procedures were not effective as of March 31, 2019. If the Company is not able to remediate these deficiencies and maintain effective internal control over financial reporting and disclosure controls and procedures, the Company may not be able to meet its reporting obligations and/or investors could lose confidence in the reliability of its financial statements and SEC reports, which could harm the Company’s business and have a negative effect on its trading price or market value of securities. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure that the Company have effective internal control over financial reporting and effective disclosure controls and procedures. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that are acquired by the Company, including Acreage if the Acreage Arrangement is completed, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to the Company. If any of the Company’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect this. The effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company’s controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls and disclosure controls will increase. Although the Company intends to devote substantial time to maintain effective internal control over financial reporting and effective disclosure controls and procedures, the Company cannot provide assurance that it will be able to do so.

Cybersecurity and Privacy Risks

The Company’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information, including the privacy rules under the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”). If the Company were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical cannabis patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company’s business, financial condition and results of operations.

Intellectual Property

The ownership and protection of the Company’s trademarks, patents, trade secrets and intellectual property rights are significant aspects of its future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the intellectual property used by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defence proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition and results of operations.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Federal protection of trademarks may be difficult or impossible for the Company to obtain in the United States, given the federal illegality of cannabis and the necessity of making “lawful use” of the trademark in commerce to obtain federal protection. While state-level protection is available, this nevertheless increases the risks in protecting the Company’s brands until such time as the CSA is amended by federal legislation.

Challenging Global Financial Conditions

In recent years, global financial conditions have faced arguably increased volatility, with such volatility having caused significant financial institutions to, among other things, go into bankruptcy or be rescued by governmental authorities. Future events could cause global financial conditions to suddenly and rapidly destabilize, and governmental authorities may have limited resources to respond to such future crises. Further, global capital markets have displayed arguably increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability to obtain equity or debt financing or make other suitable arrangements to finance its projects. If increased levels of volatility continue or there is a rapid destabilization of global economic conditions, it may result in a material adverse effect on the Company and the price of the common shares could be adversely affected.

Credit and Liquidity Risk

The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold the Company’s cash and cash equivalents; (ii) through companies that will have payables to the Company; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders, if any. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to it. If these risks materialize, the Company’s operations could be adversely impacted and the price of the common shares could be adversely affected.

Hedging Risk

The Company may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (ii) market liquidity risk - the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (iii) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Company from adverse changes in price fluctuations, it may also prevent the Company from fully benefitting from positive changes in price fluctuations.